8/23

02049597

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Yeebo Int'l Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 0 6 2002
THOMSON FINANCIAL

FILE NO. 82- 3869 FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 9/4/02

Yeebo (International Holdings) Limited

(Incorporated in Bermuda with limited liability)



Annual Report

2001/2002

CONTENTS

Board of Directors

Mr. FANG Hung, Kenneth, JP
Mr. LI Kwok Wai, Frankie
Mr. LAM Kam Cheung, Kelvin
Mr. Harry LING Ph.D.
Mr. TIEN Pei Chun, James, GBS, JP*
Mr. CHU Chi Wai, Allan*
Mr. CHEN Chin Tung, Daniel*
Mr. WONG Kam Wah
(alternate to Mr. Harry LING Ph.D)

* *non-executive*

Company Secretary

Mr. Lam Kam Cheung, Kelvin

Auditors

Deloitte Touche Tohmatsu

Registered Office

Cedar House
41 Cedar Avenue
Hamilton HM 12
Bermuda

Head Office and Principal Place of Business

7th Floor
On Dak Industrial Building
2-6 Wah Sing Street
Kwai Chung
New Territories
Hong Kong

Principal Registrar Member and Transfer Office

The Bank of Bermuda Limited
6 Front Street
Hamilton HM 11
Bermuda

Branch Registrar of Members and Transfer Office

Secretaries Limited
5th Floor, Wing On Centre
111 Connaught Road Central
Hong Kong

Principal Bankers

Citibank, N.A.
47th Floor, Citibank Tower
Citibank Plaza
3 Garden Road
Hong Kong

Website

www.yeebo.com.hk

EXECUTIVE DIRECTORS

FANG Hung, Kenneth, JP, aged 63, is the Chairman of the Group. He holds a master degree in chemical engineering from the Massachusetts Institute of Technology. Mr. Fang is the Chairman of Fang Brothers Knitting Limited and a director of a number of private and listed companies in Hong Kong. He is also the Chairman of the Hong Kong Productivity Council. Mr. Fang joined the Company as a Director in August 1995.

LI Kwok Wai, Frankie, aged 44, is the Chief Executive Officer of the Group and an Executive Director. He graduated from the Hong Kong University majoring in Business Management and has substantial experience in banking and corporate finance. Mr. Li is also a director of Zeppelin Capital Limited, a firm engaging in management consultancy and direct investment. Mr. Li joined the Group in November 1995.

Dr. LING, Harry, Ph.D., aged 53, is the Chairman and CEO of Cando Corporation ("Cando") – a leading color filter and other optoelectronic products manufacturer in Taiwan. A Ph.D. in Materials Science from University of California, Berkeley, Dr. Ling had been working in the field of semiconductor (e.g. AMD, Signetics), electronic materials (Founder of Applied Material Technology, Inc., Tarsan Engineering) and CD-R (President of Xcitek) before joining Cando. He also helped build a number of electronic parts and petrochemical plants in Mainland China in the last two decades and thus makes him a keen industrial investor.

LAM Kam Cheung, Kelvin, aged 34, is an Executive Director and Company Secretary of the Group responsible for finance and purchasing. He graduated from the Chinese University of Hong Kong majoring in Accounting. He is a member of the Hong Kong Society of Accountants and a fellow member of the Association of Chartered Certified Accountants and has over 12 years' experience in accounting and auditing. Mr. Lam joined the Group in October 1995.

WONG Kam Wah, aged 44, alternate director to Dr. Harry Ling. Mr. Wong has extensive experience in accounting and auditing. He held senior positions in audit firm and British multinational company. He is a certified public accountant of Hong Kong, a member of Hong Kong Society of Accountants and Hong Kong Institute of Company Secretaries.

NON-EXECUTIVE DIRECTORS

The Hon. TIEN Pei Chun, James, GBS, JP, aged 55, holds a master degree in chemical engineering from San Jose State University. Mr. Tien is the Chairman of Manhattan Holdings Limited, Managing Director of Manhattan Garments Holdings Limited and a director of a number of private companies. Mr. Tien is a Legislative Councillor representing the Hong Kong General Chamber of Commerce. He is also Chairman of Liberal Party and Member of The Chinese People's Political Consultative Conference. Mr. Tien joined the Company as a non-executive Director in June 1997.

CHU Chi Wai, Allan, aged 50, has over 30 years' experience in the electronics industry. Mr. Chu joined the Company as a non-executive Director in August 1998.

CHEN Chin Tung, Daniel, aged 49, holds an MBA from University of Leicester, England. He is a financial expert both in theory – for he had taught in university for many years, and in practice – for he had been working many years in electronics business, especially in semiconductor manufacturing, as a CFO. Mr. Chen is now the CFO of Cando Corporation.

SENIOR MANAGEMENT

Rue Steel MARSHALL Jr., aged 58, is the Executive Vice President responsible for the Liquid Crystal Display ("LCD") manufacturing operations and the development and implementation of new production set up. He attended the Arizona State University in the USA studying mechanical engineering and business administration. He has substantial experience in the LCD industry.

WAN Wai Tak, aged 50, is the Executive Vice President of Yeebo LCD Limited. He has over 25 years' experience in manufacturing LCD products. Mr. Wan has a bachelor's degree in electrical engineering from National Cheng Kung University in Taiwan and a master's degree in physics from Brunel University in the United Kingdom. He is a chartered physicist with membership in the Institute of Physics in the United Kingdom. Mr. Wan joined the Group in 1988.

Benny LEUNG, aged 39, is the Executive Vice President of Yeebo LCD Limited. He graduated from the Chinese University of Hong Kong majoring in Accounting. He also holds a MBA degree from Monash University, Australia. He is now an associate member of the Australian Society of CPAs. He has extensive experience in operational and financial management.

LIN Hsu Hung, aged 40, is the Executive Vice President responsible for factory management and marketing. He has over 16 years LCD manufacturing experience in Taiwan. Mr. Lin joined the Group in 2002.

HAN Yu Zhong, aged 45, is the General Manager in charge of the LCD products manufacturing operations in Dongguan. He has over 22 years' experience in the electronics industry. Mr. Han joined the Group in 1990.

TONG Shun, aged 44, is the General Manager in charge of the LCD products manufacturing operations in Jiangmen. His major is Industrial Automation in university. He has over 12 years' experience in manufacturing LCD products. He joined the Group in 1990.

MA Ki Chu, Angela, aged 38, is the Deputy General Manager responsible for the administration and general management. Ms. Ma joined the Group in 1997.

Frank LEE, aged 38, is the Deputy General Manager of the Group's Jiangmen operation in charge of the manufacturing of ITO transparently electric conductive glass. He graduated from Hua Zhong University of Science and Technology majoring in electromechanical engineering and has had over 11 years experience in vacuum film plating. He joined the Group in 1997.

JIA Xiu Juan, aged 39, is the Deputy General Manager of the Group in charge of the administration of the Dongguan operation. She has much experience in corporate finance and executive management and is a qualified accountant in the PRC. She graduated from Guang Dong Academy of Society of Social Sciences, studying the postgraduate courses and majoring in economic management. Ms. Jia joined the Group in 1999.

LEE Kuang Ming, Vito aged 34, is the Deputy General Manager of the Group's Jiangmen operation in charge of logistic support and information technology. He has over 10 years' experience in electronics industry. He joined the Group in 2002.



I would like to present the annual report of Yeebo (International Holdings) Limited (the "Company") and its subsidiaries (collectively the "Group") for the year ended 31st March, 2002.

Mandatory Unconditional Cash Offer

As announced on 27th June, 2002, Antrix Investment Limited ("Antrix"), a private limited company controlled by Mr. Frankie Li and myself, entered into a share purchase agreement with Cando Corporation ("Cando") to acquire 350,000,000 shares in the Company from Cando at HK$0.25 per share for a total consideration of HK$87.5 million on 25th June, 2002. Upon completion of the share purchase agreement, the shareholding of Antrix, together with the personal shareholdings of Mr. Frankie Li and myself, in the Company have increased from 36.79% to 70.33%. A mandatory unconditional cash offer to other shareholders was made on 17th July, 2002, the details of which are set out in the Circular of the Company sent to you on 17th July, 2002.

The representatives of Cando, Dr. Harry Ling, Mr. Chen Chin Tung and Mr. Wong Kam Wah (alternate to Dr. Harry Ling) will resign from the Board of the Company in August 2002.

Financial Position

The financial position of the Group has been in a very good shape with its working capital increased from HK$262 million as of 31st March 2001 to HK$266 million as of 31st March 2002. As a result of keeping the inventory at a optimal minimum level, our bank balances and cash amounted to HK$176 million despite the fact we had invested HK$27 million in property, plant and equipment. As of the year end date total liabilities of the Group amounted to HK$50 million only.

Review of Operations

The year ended 31st March 2002 was a difficult one for the Group. The LCD market continued to shrink with increasing number of suppliers cutting their price to maintain their market share. Despite the fierce competition, the Group managed to maintain its share in the market with an increased profit margin. This was attributable to, firstly, the successful reduction in production costs by improving the efficiency of our manufacturing facilities; and secondly, the marketing effort in successfully diversifying the customer base of the Group.

During the year, the Group also discontinued its loss-making PCB business. Although a charge of approximately of $2.8 million had to be made against the profit for the year as a result thereof, I believe that such decision is in the long term interest of the Group.

As a result of the overall shrinkage of the LCD market, the turnover for the year ended 31st March, 2002 decreased by 2.0% to HK$267 million. However, the gross profit margin increased from 12.1% to 13.9% and the net profit for the year amounted to HK$6.5 million, representing an increase of 11.7% over that of HK$5.8 million in the preceding year.

Prospect

In the coming year, we will continue to follow our tight control policy to contain our costs, improve our customer service and diversify our customer base to increase our market share. As most of our sales currently concentrated on Hong Kong and the PRC market, it is also our plan to explore overseas market such as South Korea, Taiwan, Japan and the United States.

Additional equipment would be purchased to replace the old ones to enable the Group to produce high end TN and STN LCD products. We plan to start the manufacture of LCD modules in the fourth quarter of 2002.

The Group will also look for prudent alternatives so that there will be better return on its liquid funds.

Acknowledgement

On behalf of the board, I would like to thank all staff members for their hard work and dedication to the Group during this difficult period of time, and the Shareholders for your continuous support.

Fang Hung, Kenneth
Chairman
26th July, 2002

LIQUIDITY AND CAPITAL RESOURCES

As a result of receiving cash of HK$140 million from the allotment of new shares to Cando Corporation in February 2001, bank balances and cash at 31st March, 2001 and 31st March, 2002 amounted to HK$167 million and HK$176 million respectively. We are placing the surplus funds in short term deposit account with banks. We will look for other prudent investment alternatives with better return on part of our surplus funds.

The Group's working capital also increased from HK$262 million to HK$266 million. In 2001, in order to avoid the possibility of shortage of one of its major materials, we gradually built up some stocks for its own emergency use and the inventories of raw materials increased from HK$69 million to HK$81 million at 31st March 2001. During the year, we gradually decreased our stock of raw materials. As at 31st March 2002, raw materials amounted to HK$51 million.

As at 31st March, 2002, the Group had total assets of HK$412.8 million which were financed by current liabilities of HK$50.0 million and shareholders' equity of HK$362.8 million.

Bank borrowings of HK$4,250,000 related to trade finance and were not secured by any assets of the Group. As at March 31, 2002, the Group did not have any material exposure to fluctuation in exchange rates.

MAJOR CUSTOMERS AND SUPPLIERS

The percentage of the Group's purchases and turnover attributable to major suppliers and customers were as follows:

	2002	2001
Percentage of purchases from the Group's largest supplier	12%	18%
Percentage of purchases from the Group's five largest suppliers	48%	60%
Percentage of turnover to the Group's largest customer	15%	14%
Percentage of turnover to the Group's five largest customers	36%	41%

As a result of our customer diversification, the percentage of turnover to the Group's five largest customers are decreasing.

As at 31st March, 2002 none of the directors, their associates, or any shareholders which to the knowledge of the directors owned more than 5% of the Company's share capital had any beneficial interests in the Group's five largest customers and/or five largest suppliers.

EMPLOYMENT AND REMUNERATION POLICY

As at 31st March, 2002, the Group employed 5,589 employees, of which 61 in Hong Kong and 5,528 in the PRC.

The remuneration policy and package of the Group's employees are structured by reference to market terms and industry's practice. In addition, discretionary bonus and other individual performance are awarded to staff with reference to the financial performance of the Group and the personal performance of individual staff. Staff benefit plans maintained by the Group include mandatory provident fund scheme, share option scheme and medical insurance.

The directors present their annual report and the audited financial statements for the year ended 31st March, 2002.

PRINCIPAL ACTIVITIES

The Company is an investment holding company. The activities of its principal subsidiaries are set out in note 14 to the financial statements.

RESULTS

The results of the Group for the year ended 31st March, 2002 are set out in the consolidated income statement on page 14.

RESERVES

Details of movements in the reserves of the Group and the Company during the year are set out in note 24 to the financial statements.

FINANCIAL SUMMARY

A summary of the results and of the assets and liabilities of the Group for the past five financial years is set out on page 44.

PROPERTY, PLANT AND EQUIPMENT

During the year, the Group acquired land and buildings in Hong Kong and plant and machinery at a cost of approximately HK$5.0 million and HK$9.5 million, respectively. In addition, the Group acquired machinery at a cost of approximately HK$8.3 million which was still under installation at the balance sheet date.

Details of these and other movements in the property, plant and equipment of the Group during the year are set out in note 12 to the financial statements.

INVESTMENT PROPERTIES

During the year, the Group reclassified land and buildings at a net book value of approximately HK$2.4 million to investment properties which were then revalued at the year end date. The deficit arising on the valuation, which has been charged to the income statement, amounted to approximately HK$1.1 million.

Details of movements in the investment properties of the Group during the year are set out in note 13 to the financial statements.

SHARE CAPITAL

Details of movements in the share capital of the Company during the year are set out in note 22 to the financial statements.

DIRECTORS

The directors of the Company during the year and up to the date of this report were:

Executive directors:

Mr. Fang Hung, Kenneth	
Mr. Li Kwok Wai, Frankie	
Dr. Harry Ling	(appointed on 26th April, 2001)
Mr. Lam Kam Cheung, Kelvin	
Mr. Wong Kam Wah	(alternate to Dr. Harry Ling appointed on 31st August, 2001)

Non-executive director:

Mr. Chen Chin Tung, Daniel	(appointed on 26th April, 2001)

Independent non-executive directors:

Mr. Tien Pei Chun, James
Mr. Chu Chi Wai, Allan

In accordance with Clauses 86(2) and 87 of the Company's Bye-Laws, Messrs. Chu Chi Wai, Allan and Lam Kam Cheung, Kelvin retire and, being eligible, offer themselves for re-election.

None of the directors proposed for re-election at the forthcoming Annual General Meeting has a service contract which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

The non-executive directors have been appointed for a term subject to retirement by rotation in accordance with the Company's Bye-Laws.

DIRECTORS' INTERESTS IN SHARES

At 31st March, 2002, the interests of the Company's directors and their associates in the issued share capital of the Company within the meaning of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") as recorded in the register maintained by the Company pursuant to Section 29 of the SDI Ordinance were as follows:

	Number of ordinary shares held		
	Personal interests	Corporate interests	
Mr. Fang Hung, Kenneth	20,130,000	347,472,768	*(Notes 1 & 3)*
Mr. Li Kwok Wai, Frankie	16,332,520	347,472,768	*(Notes 1 & 3)*
Dr. Harry Ling	–	350,000,000	*(Notes 2 & 3)*
Mr. Chen Chin Tung, Daniel	–	350,000,000	*(Notes 2 & 3)*

Notes:

1. These shares are held by Antrix Investment Limited ("Antrix"), a company controlled by Messrs. Fang Hung, Kenneth and Li Kwok Wai, Frankie.

2. These shares are held by Cando Corporation ("Cando"), a company in which Messrs. Harry Ling and Chen Chin Tung, Daniel are shareholders.

3. On 25th June, 2002, Antrix entered into a share purchase agreement with Cando to acquire 350,000,000 shares in the Company from Cando at HK$0.25 per share for a total consideration of HK$87.5 million. After the completion of the share purchase agreement, the shareholding of Antrix and its shareholders in the Company increased by 350,000,000 shares and the shareholding of Cando and its shareholders in the Company decreased by 350,000,000 shares.

Save as disclosed above and in the section "Share Options" below, and other than certain nominee shares in subsidiaries held by certain directors in trust for the Group at 31st March, 2002, none of the Company's directors or their associates had any interests in the shares of the Company or any of its subsidiaries or associated corporations as defined in the SDI Ordinance, and none of the directors or their spouses or children under the age of 18, had any right to subscribe for the shares in the Company, or had exercised any such right during the year.

SHARE OPTIONS

The Company's share option scheme (the "Scheme") was adopted pursuant to a resolution passed on 9th August, 1993 for the primary purpose of providing incentives to directors and eligible employees, and will expire on 8th August, 2003. Under the Scheme, the Board of Directors of the Company may grant options to eligible employees, including executive directors of the Company or any of its subsidiaries, to subscribe for shares in the Company.

SHARE OPTIONS *(continued)*

The total number of shares in respect of which options may be granted under the Scheme is not permitted to exceed 10% of the shares of the Company in issue at any point in time, without prior approval from the Company's shareholders.

Options granted must be taken up within 28 days from the date of grant, upon payment of HK$1 per option. An option may be exercised at any time before the date which is three years after the date of grant. The exercise price is determined by the directors of the Company, at a price equal to the higher of the nominal value of a share and 80% of the average closing prices of the shares on The Stock Exchange of Hong Kong Limited on the five trading days immediately preceding the date of grant of the options.

The following table discloses movements in the Company's share options during the year:

	Date of grant	Exercise price HK$	Exercisable period	Outstanding at 1.4.2001	Exercised during the year	Outstanding at 31.3.2002
Directors						
Mr. Fang Hung, Kenneth	4th October, 1999	0.20	4th October, 1999 to 4th October, 2002	6,000,000	(6,000,000)	–
Mr. Li Kwok Wai, Frankie	4th October, 1999	0.20	4th October, 1999 to 4th October, 2002	6,000,000	(6,000,000)	–
				12,000,000	(12,000,000)	–
Employees	4th October, 1999	0.20	4th October, 1999 to 4th October, 2002	13,184,880	(13,184,880)	–
Total				25,184,880	(25,184,880)	–

The weighted average closing price of the Company's shares immediately before the date on which the options were exercised was HK$0.20 per share.

DIRECTORS' INTERESTS IN CONTRACTS

No contracts of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES

Other than the share option scheme detailed in the section "Share Options", at no time during the year was the Company, or any of its subsidiaries, a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS

Other than the interests disclosed above in respect of certain directors, the register of substantial shareholders maintained by the Company pursuant to Section 16(1) of the SDI Ordinance discloses no person as having an interest of 10 per cent. or more in the Company's issued share capital as at 31st March, 2002.

POST BALANCE SHEET EVENTS

Details of significant events occurring after the balance sheet date are set out in note 36 to the financial statements.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's Bye-Laws, or the laws of Bermuda, which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

There was no purchase, sale or redemption of the Company's listed securities by the Company or any of its subsidiaries during the year.

CORPORATE GOVERNANCE

The Company has complied throughout the year ended 31st March, 2002 with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited except that the non-executive directors of the Company are not appointed for a specific term as they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Bye-Laws.

AUDITORS

A resolution will be submitted to the annual general meeting to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

On behalf of the Board

LI KWOK WAI, FRANKIE
CHIEF EXECUTIVE OFFICER
Hong Kong, 26th July, 2002

德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

TO THE MEMBERS OF YEEBO (INTERNATIONAL HOLDINGS) LIMITED
億都(國際控股)有限公司
(incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 14 to 43 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st March, 2002 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU
Certified Public Accountants
Hong Kong, 26th July, 2002

For the year ended 31st March, 2002

	Notes	2002 HK$'000	2001 HK$'000
Turnover	4 & 5	**267,055**	272,401
Cost of sales		**(230,013)**	(239,449)
Gross profit		**37,042**	32,952
Other operating income		**11,185**	8,103
Selling and distribution expenses		**(8,547)**	(5,923)
Administrative expenses		**(29,213)**	(29,090)
Revaluation decrease on investment properties	13	**(1,128)**	–
Loss on discontinuance of a business	6	**(2,793)**	–
Profit from operations	7	**6,546**	6,042
Interest on bank borrowings wholly repayable within five years		**(57)**	(224)
Loss on disposal of a subsidiary		**–**	(6)
Profit before taxation		**6,489**	5,812
Taxation	10	**(7)**	(8)
Net profit for the year		**6,482**	5,804
Earnings per share	11		
Basic		**HK0.63 cent**	HK0.80 cent
Diluted		**HK0.63 cent**	HK0.77 cent

There were no recognised gains or losses other than the net profit for the year.

	Notes	2002 HK$'000	2001 HK$'000
Non-current assets			
Property, plant and equipment	12	**93,310**	87,038
Investment properties	13	**1,250**	–
Club membership debentures	16	**1,959**	1,959
		96,519	88,997
Current assets			
Inventories	17	**73,519**	94,039
Trade and other receivables	18	**66,152**	62,217
Bills receivable		**903**	161
Bank balances and cash		**175,664**	167,148
		316,238	323,565
Current liabilities			
Trade and other payables	19	**43,779**	54,934
Bills payable	20	**1,711**	2,894
Taxation payable		**251**	193
Bank borrowings, unsecured	21	**4,250**	3,294
		49,991	61,315
Net current assets		**266,247**	262,250
		362,766	351,247
Capital and reserves			
Share capital	22	**208,713**	203,676
Reserves	24	**154,053**	147,571
		362,766	351,247

The financial statements on pages 14 to 43 were approved and authorised for issue by the Board of Directors on 26th July, 2002 and are signed on its behalf by:

Li Kwok Wai, Frankie
DIRECTOR

Lam Kam Cheung, Kelvin
DIRECTOR

Balance Sheet

As at 31st March, 2002

	Notes	2002 HK$'000	2001 HK$'000
Non-current assets			
Investments in subsidiaries	14	83,384	83,384
Amounts due from subsidiaries	15	269,022	266,152
		352,406	349,536
Current assets			
Other receivables		188	767
Bank balances and cash		90	35
		278	802
Current liabilities			
Other payables		413	349
Amounts due to subsidiaries		286	286
		699	635
Net current (liabilities) assets		(421)	167
		351,985	349,703
Capital and reserves			
Share capital	22	208,713	203,676
Reserves	24	143,272	146,027
		351,985	349,703

Li Kwok Wai, Frankie
DIRECTOR

Lam Kam Cheung, Kelvin
DIRECTOR

	Notes	2002 HK$'000	2001 HK$'000
Net cash inflow from operating activities	26	**26,954**	15,737
Returns on investments and servicing of finance			
Interest received		**5,048**	1,600
Interest paid		**(70)**	(211)
Net cash inflow from returns on investments and servicing of finance		**4,978**	1,389
Taxation			
Hong Kong Profits Tax paid		**(7)**	(8)
Tax refunded (paid) outside Hong Kong		**58**	(57)
Net cash inflow (outflow) from taxation		**51**	(65)
Investing activities			
Purchase of property, plant and equipment		**(30,350)**	(24,370)
Proceeds from disposals of property, plant and equipment		**545**	14
Deposit received for disposal of a subsidiary		**345**	–
Proceeds from disposal of a subsidiary	27	**–**	1
Net cash outflow from investing activities		**(29,460)**	(24,355)
Net cash inflow (outflow) before financing		**2,523**	(7,294)
Financing	28		
Proceeds from issue of shares		**5,037**	145,578
Expenditure incurred on issue of shares		**–**	(205)
Net cash inflow from financing		**5,037**	145,373
Increase in cash and cash equivalents		**7,560**	138,079
Cash and cash equivalents at beginning of the year		**163,854**	25,775
Cash and cash equivalents at end of the year		**171,414**	163,854
Analysis of the balances of cash and cash equivalents			
Bank balances and cash		**175,664**	167,148
Trust receipt loans		**(4,250)**	(1,111)
Short-term bank loans		**–**	(2,183)
		171,414	163,854

1. GENERAL

The Company was incorporated in Bermuda on 8th June, 1993 as an exempted company with limited liability and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The principal activities of the Group are the manufacture and sale of liquid crystal displays ("LCDs"), The Group ceased the manufacture and sale of printed circuit boards ("PCBs") during the year.

2. ADOPTION OF STATEMENTS OF STANDARD ACCOUNTING PRACTICE

In the current year, the Group has adopted for the first time a number of new and revised Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants. Adoption of these SSAPs has led to a number of changes in the Group's accounting policies. The revised accounting policies are set out in note 3. In addition, the new and revised SSAPs have introduced additional and revised disclosure requirements which have been adopted in these financial statements. Comparative amounts and disclosures for the prior year have been restated in order to achieve a consistent presentation. The adoption of these new and revised SSAPs has resulted in the following changes to the Group's accounting policies that have affected the amounts reported for the current or prior periods.

Leases

SSAP No. 14 (Revised) "Leases" ("SSAP 14"), has introduced some amendments to the basis of accounting for finance and operating leases, and to the disclosures specified for the Group's leasing arrangements. Disclosures for all of the Group's leasing arrangements have been modified so as to comply with the requirements of SSAP 14. Comparative amounts have been restated in order to achieve a consistent presentation.

Segment reporting

In the current year, the Group has changed the basis of identification of reportable segments to that required by SSAP 26 "Segment Reporting". Segment disclosures for the year ended 31st March, 2001 have been amended so that they are presented on a consistent basis.

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention, as modified for the revaluation of investment properties, and in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries, made up to 31st March each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant inter-company transactions, balances and cash flows are eliminated on consolidation.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition.

Goodwill arising on acquisitions after 1st April, 2001 is capitalised and amortised on a straight-line basis over its useful economic life. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet.

On disposal of a subsidiary, the attributable amount of unamortised goodwill is included in the determination of the profit or loss on disposal of the subsidiary.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

Revenue recognition

Sale of goods is recognised when goods are delivered and title has passed.

Interest income from bank deposits is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Rental income, including rentals invoiced in advance, from properties under operating lease is recognised on a straight-line basis over the relevant lease term.

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of timing differences, computed using the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and amortisation and accumulated impairment loss.

Depreciation and amortisation are provided to write off the cost of property, plant and equipment over their estimated useful lives, using the straight-line method, at the following rates per annum:

Leasehold land	Over the term of the lease
Buildings	Over the estimated useful lives of 20 years
Furniture and fixtures	10 - 25%
Office equipment	15 - 25%
Plant and machinery	10 - 15%
Motor vehicles	10 - 20%

No provision for depreciation is made on machinery under installation until such time as the relevant asset is completed and put into use.

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market value. Any revaluation increase or decrease arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance on this reserve is insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve is charged to the income statement. Where a decrease has previously been charged to the income statement and a revaluation increase subsequently arises, this increase is credited to the income statement to the extent of the decrease previously charged.

3. **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Investment properties *(continued)*

On disposal of an investment property, the balance on the investment property revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided on investment properties except where the unexpired term of the relevant lease is 20 years or less.

Club debentures

Club debentures which are held for long-term purpose, are measured at cost, as reduced by any impairment loss.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost, which comprises all costs of purchase and, where applicable, costs of conversion and other costs that have been incurred in bringing the inventories to their present location and condition, is calculated using the first-in, first-out method. Net realisable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset (cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised as income immediately.

Operating leases

Rentals payable under operating leases are charged to the income statement on a straight-line basis over the relevant lease term.

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Foreign currencies

Transactions in currencies other than Hong Kong dollars are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are retranslated at the rates prevailing on the balance sheet date. Profits and losses arising on exchange are included in the income statement.

On consolidation, the financial statements of the overseas subsidiaries which are denominated in currencies other than Hong Kong dollars are translated using the temporal method as the operations of the subsidiaries outside Hong Kong are dependent on the economic circumstances of the Company's reporting currency. Exchange differences arising on consolidation are dealt with in the income statement.

Retirement benefit scheme contributions

The retirement benefit scheme contributions charged in the income statement represent the amount of contributions payable to the Group's defined contribution scheme and the mandatory provident fund scheme.

4. TURNOVER

Turnover represents net amounts received and receivable for goods sold, less returns and allowances, during the year.

5. BUSINESS AND GEOGRAPHICAL SEGMENTS

Business segments

For management purpose, the Group is organised into two operating divisions - LCDs and PCBs. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

LCDs – manufacture and sales of LCDs

PCBs – manufacture and sales of PCBs

The operation of PCBs was discontinued during the year.

5. **BUSINESS AND GEOGRAPHICAL SEGMENTS** *(continued)*

Business segments *(continued)*

Segment information about these businesses is presented below:

2002

	LCDs	PCBs	Others	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000
Turnover				
External sales	250,183	–	16,872	267,055
Result				
Segment result	11,189	(2,793)	755	9,151
Interest income				4,490
Unallocated corporate expenses				(7,095)
Profit from operations				6,546
Interest on bank borrowings wholly repayable within five years				(57)
Profit before taxation				6,489
Taxation				(7)
Net profit for the year				6,482

Consolidated balance sheet

	LCDs	PCBs	Others	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000
Assets				
Segment assets and consolidated total assets	383,474	213	29,070	412,757
Liabilities				
Segment liabilities and consolidated total liabilities	46,757	80	3,154	49,991
Other information				
Additions to property, plant and equipment	25,677	–	1,732	27,409
Depreciation and amortisation	14,812	–	999	15,811
Impairment losses recognised	–	2,118	–	2,118

5. BUSINESS AND GEOGRAPHICAL SEGMENTS *(continued)*

Business segments *(continued)*

2001

	LCDs	PCBs	Others	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000
Turnover				
External sales	259,191	11,554	1,656	272,401
Result				
Segment result	14,042	(3,539)	90	10,593
Interest income				2,158
Unallocated corporate expenses				(6,709)
Profit from operations				6,042
Interest on bank borrowings wholly repayable within five years				(224)
Loss on disposal of a subsidiary				(6)
Profit before taxation				5,812
Taxation				(8)
Net profit for the year				5,804

Consolidated balance sheet

	LCDs	PCBs	Others	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000
Assets				
Segment assets and consolidated total assets	395,306	12,772	4,484	412,562
Liabilities				
Segment liabilities and consolidated total liabilities	59,557	1,378	380	61,315
Other information				
Additions to property, plant and equipment	48,669	37	311	49,017
Depreciation and amortisation	14,733	1,198	94	16,025

5. **BUSINESS AND GEOGRAPHICAL SEGMENTS** *(continued)*

Geographical segments

The Group's operations are mainly located in Hong Kong and the People's Republic of China (the "PRC"). The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods.

	Sales revenue by geographical market		Contribution to profit from operations	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
Hong Kong, the PRC	**235,196**	249,125	**8,061**	9,688
Other regions of the PRC	**21,914**	14,283	**751**	556
Other countries	**9,945**	8,993	**339**	349
	267,055	272,401	**9,151**	10,593
Interest income			**4,490**	2,158
Unallocated corporate expenses			**(7,095)**	(6,709)
Profit from operations			**6,546**	6,042

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment analysed by the geographical area in which the assets are located:

	Carrying amount of geographical assets		Additions to property, plant and equipment	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
Hong Kong, the PRC	**250,860**	263,613	**5,814**	936
Other regions of the PRC	**161,897**	148,949	**21,595**	48,081
	412,757	412,562	**27,409**	49,017

6. LOSS ON DISCONTINUANCE OF A BUSINESS

The Group's long-term strategy is to focus its activities in the areas of the sales and manufacture of LCDs. Accordingly, the Group decided to cease the PCB business during the year. Total loss incurred, including an impairment loss on certain plant and equipment of HK$2,118,000, was HK$2,793,000.

The results of the PCB business for both years were as follows:

	2002 HK$'000	2001 HK$'000
Turnover	–	11,554
Loss from ordinary activities	(2,793)	(3,539)

7. PROFIT FROM OPERATIONS

	2002 HK$'000	2001 HK$'000
Profit from operations has been arrived at after charging:		
Auditors' remuneration	480	480
Depreciation and amortisation	15,811	16,025
Loss on disposal of property, plant and equipment	2,403	5
Staff costs, including directors' emoluments	61,764	55,719
and after crediting:		
Interest income	4,490	2,158

8. DIRECTORS' EMOLUMENTS

	2002 HK$'000	2001 HK$'000
Fees:		
Executive directors	500	–
Independent non-executive directors	200	200
Other non-executive directors	100	–
Other emoluments:		
Salaries and other benefits	3,500	3,549
Retirement benefits scheme contributions	175	129
Total emoluments	4,475	3,878

The emoluments of the directors were within the following bands:

	Number of directors 2002	2001
Up to HK$1,000,000	6	3
HK$1,000,001 to HK$1,500,000	1	1
HK$1,500,001 to HK$2,000,000	1	1

9. EMPLOYEES' EMOLUMENTS

Of the five individuals with the highest emoluments in the Group, two (2001: three) were directors of the Company whose emoluments are included in note 8 above. The emoluments of the remaining three (2001: two) individuals were as follows:

	2002 HK$'000	2001 HK$'000
Salaries and other benefits	2,880	1,966
Retirement benefit scheme contributions	91	49
Total emoluments	2,971	2,015

9. EMPLOYEES' EMOLUMENTS *(continued)*

Their emoluments were within the following bands:

	Number of employees	
	2002	2001
Up to HK$1,000,000	**2**	1
HK$1,000,001 to HK$1,500,000	**1**	1

10. TAXATION

	2002	2001
	HK$'000	HK$'000
The charge comprises:		
Hong Kong Profits Tax calculated at 16% on the estimated assessable profit		
Current year	**7**	7
Underprovision in prior years	–	1
	7	8

Details of potential deferred taxation are set out in note 25.

11. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

	2002	2001
	HK$'000	HK$'000
Earnings for the purposes of basic and diluted earnings per share	**6,482**	5,804
Weighted average number of ordinary shares for the purposes of basic earnings per share	**1,030,384,234**	726,743,188
Effect of dilutive share options	**5,728,700**	24,881,839
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**1,036,112,934**	751,625,027

12. PROPERTY, PLANT AND EQUIPMENT

	Leasehold land and buildings HK$'000	Furniture and fixtures HK$'000	Office equipment HK$'000	Plant and machinery HK$'000	Motor vehicles HK$'000	Machinery under installation HK$'000	Total HK$'000
THE GROUP							
COST							
At 1st April, 2001	11,982	15,745	3,289	135,978	4,413	32,776	204,183
Additions	4,954	3,114	1,056	9,476	483	8,326	27,409
Disposals	(652)	–	(217)	(1,408)	(48)	–	(2,325)
Reclassify to investment properties	(2,500)	–	–	–	–	–	(2,500)
At 31st March, 2002	**13,784**	**18,859**	**4,128**	**144,046**	**4,848**	**41,102**	**226,767**
DEPRECIATION AND AMORTISATION							
At 1st April, 2001	751	12,226	2,010	99,620	2,538	–	117,145
Provided for the year	739	1,202	441	12,816	613	–	15,811
Impairment losses recognised	–	69	3	2,046	–	–	2,118
Eliminated on disposals	(45)	–	(129)	(1,319)	(2)	–	(1,495)
Reclassify to investment properties	(122)	–	–	–	–	–	(122)
At 31st March, 2002	**1,323**	**13,497**	**2,325**	**113,163**	**3,149**	**-**	**133,457**
NET BOOK VALUES							
At 31st March, 2002	**12,461**	**5,362**	**1,803**	**30,883**	**1,699**	**41,102**	**93,310**
At 31st March, 2001	11,231	3,519	1,279	36,358	1,875	32,776	87,038

12. PROPERTY, PLANT AND EQUIPMENT *(continued)*

The net book value of leasehold land and buildings shown above comprises:

	2002	2001
	HK$'000	HK$'000
Land in Hong Kong held under:		
Long leases	**–**	2,398
Medium-term leases	**4,777**	611
Land outside Hong Kong held under:		
Long lease	**315**	461
Medium-term lease	**7,369**	7,761
	12,461	11,231

13. INVESTMENT PROPERTIES

	THE GROUP
	HK$'000
At 1st April, 2001	–
Transfer from property, plant and equipment	2,378
Revaluation decrease	(1,128)
At 31st March, 2002	**1,250**

The Group's investment properties are situated in Hong Kong and are held under long leases. They are rented to third parties under operating leases.

The investment properties were revalued at 31st March, 2002 by Memfus Wong Surveyors Limited, a firm of independent valuers, on an open market value basis. The valuation decrease of HK$1,128,000 has been charged to the income statement.

14. INVESTMENTS IN SUBSIDIARIES

	THE COMPANY	
	2002	2001
	HK$'000	HK$'000
Unlisted shares, at cost	**83,384**	83,384

14. INVESTMENTS IN SUBSIDIARIES *(continued)*

The carrying amount of the unlisted shares is based on the book values of the underlying separable net assets of the subsidiaries attributable to the Group as at the date on which the Company became the holding company of the Group.

Details of the Company's principal subsidiaries at 31st March, 2002 are as follows:

Name of subsidiary	Place of incorporation or registration/ operations	Issued and fully paid up share/registered capital	Percentage of nominal value of issued/registered capital held by the Company	Principal activities
Dongguan Yeedu Semiconductor Co., Ltd.	People's Republic of China ("PRC")	US$1,496,000 registered capital	85% *(note)*	Manufacture of LCDs
Jiangmen Yeebo Semiconductor Co., Ltd.	PRC	US$9,307,000 registered capital	80% *(note)*	Manufacture of LCDs
LCD Industries Limited	British Virgin Islands/ PRC	US$1	100%	Trading of LCDs
Yeebo (B.V.I.) Limited	British Virgin Islands	US$8,100	100%	Investment holding
Yeebo LCD Limited	Hong Kong	HK$10,000	100%	Development and trading of LCDs

Note: Dongguan Yeedu Semiconductor Co., Ltd. and Jiangmen Yeebo Semiconductor Co., Ltd. were established by the Group with two separate parties in the PRC. Under the respective subcontracting agreements, the Group is responsible for all of their assets and liabilities and is entitled to all of the net results of their operations. The Group therefore effectively has a 100% attributable economic interest in these subsidiaries.

The above table only includes those subsidiaries which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of all subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

Except for Yeebo (B.V.I.) Limited which is a directly owned subsidiary, all of the remaining subsidiaries are indirectly owned by the Company.

15. AMOUNTS DUE FROM SUBSIDIARIES

	THE COMPANY	
	2002	2001
	HK$'000	HK$'000
Amounts due from subsidiaries	**615,312**	612,442
Less: Impairment losses	**(346,290)**	(346,290)
	269,022	266,152

The amounts are unsecured, non-interest bearing and have no fixed repayment terms.

In the opinion of the directors, the amounts due from subsidiaries will not be repayable in the next twelve months from the balance sheet date and, accordingly, the amounts are shown as non-current assets in the balance sheet.

16. CLUB MEMBERSHIP DEBENTURES

	THE GROUP
	2002 & 2001
	HK$'000
At cost	2,659
Impairment loss recognised	(700)
	1,959

17. INVENTORIES

	THE GROUP	
	2002	2001
	HK$'000	HK$'000
Raw materials	**50,777**	81,049
Work in progress	**1,621**	2,233
Finished goods	**21,121**	10,757
	73,519	94,039

17. INVENTORIES *(continued)*

Included above are raw materials of approximately HK$17,216,000 (2001: HK$8,855,000) which are carried at net realisable value.

During the year, certain slow-moving inventories identified in the previous year were used or sold. Allowance made in prior years against the carrying value of raw materials of approximately HK$2,000 (2001: HK$3,324,000) were reversed.

18. TRADE AND OTHER RECEIVABLES

The Group allows an average credit period of 30 – 90 days to its trade customers.

The following is an aged analysis of trade receivables at the balance sheet date:

	THE GROUP	
	2002	2001
	HK$'000	HK$'000
Up to 30 days	**33,553**	23,461
31 – 60 days	**15,563**	16,895
61 – 90 days	**6,157**	9,009
91 – 120 days	**880**	8,369
Over 120 days	**3,615**	1,185
	59,768	58,919
Other receivables	**6,384**	3,298
	66,152	62,217

19. TRADE AND OTHER PAYABLES

The following is an aged analysis of trade payables at the balance sheet date:

	THE GROUP	
	2002	2001
	HK$'000	HK$'000
Up to 30 days	6,094	4,403
31 – 60 days	4,285	3,728
61 – 90 days	2,687	2,706
91 – 120 days	1,553	5,602
Over 120 days	1,874	7,681
	16,493	24,120
Other payables	27,286	30,814
	43,779	54,934

20. BILLS PAYABLE

The following is an aged analysis of bills payable at the balance sheet date:

	THE GROUP	
	2002	2001
	HK$'000	HK$'000
Up to 30 days	1,194	2,164
31 – 60 days	517	730
	1,711	2,894

21. BANK BORROWINGS, UNSECURED

	THE GROUP	
	2002	2001
	HK$'000	HK$'000
Trust receipt loans	4,250	1,111
Short-term bank loans	–	2,183
	4,250	3,294

22. SHARE CAPITAL

	Number of shares '000	Amount HK$'000
Ordinary shares of HK$0.20 each		
Authorised:		
At beginning and end of the year	2,000,000	400,000
Issued and fully paid:		
At 1st April, 2000	640,490	128,098
Issue of shares *(Notes a and b)*	377,889	75,578
At 31st March, 2001 and 1st April, 2001	1,018,379	203,676
Issue of shares *(Note b)*	25,185	5,037
At 31st March, 2002	1,043,564	208,713

Notes:

(a) On 5th January, 2001, the Company entered into a subscription agreement with Cando Corporation ("Cando") pursuant to which the Company placed 350,000,000 ordinary shares of HK$0.20 each in the Company to Cando at a cash consideration price of HK$0.40 per share. On 12th February, 2001, 350,000,000 new shares were allotted and issued. The shares issued rank pari passu in all respects with the then existing shares of the Company. The net proceeds of approximately HK$140 million was for upgrading the production facilities of, and to provide general working capital to, the Group.

(b) The Company issued and allotted an aggregate of 25,184,880 (2001: 27,888,660) ordinary shares of HK$0.20 each in the Company for an aggregate consideration of HK$5,037,000 (2001: HK$5,578,000) as a result of the exercise of the Company's share options at an exercise price of HK$0.20 per share during the year. The shares issued rank *pari passu* in all respects with the then existing shares of the Company.

23. SHARE OPTIONS

A summary of the movements of the share options, exercisable between 4th October, 1999 and 4th October, 2002 (both dates inclusive) with an exercise price of HK$0.20 per share, during the year is as follows:

Date granted	Balance at 1.4.2001	Exercised during the year	Balance at 31.3.2002
4th October, 1999	25,184,880	25,184,880	–

No share option was granted during the year.

24. RESERVES

	Share premium HK$'000	Capital reserve HK$'000	Contributed surplus HK$'000	Capital redemption reserve HK$'000	(Deficit) retained profit HK$'000	Total HK$'000
THE GROUP						
At 1st April, 2000	77,508	2,125	–	1,347	(9,008)	71,972
Premium arising on issue of shares	70,000	–	–	–	–	70,000
Expenditure incurred on issue of shares	(205)	–	–	–	–	(205)
Profit for the year	–	–	–	–	5,804	5,804
At 31st March, 2001 and 1st April, 2001	147,303	2,125	–	1,347	(3,204)	147,571
Profit for the year	–	–	–	–	6,482	6,482
At 31st March, 2002	**147,303**	**2,125**	**–**	**1,347**	**3,278**	**154,053**
THE COMPANY						
At 1st April, 2000	77,508	–	49,259	1,347	(59,624)	68,490
Premium arising on issue of shares	70,000	–	–	–	–	70,000
Expenditure incurred on issue of shares	(205)	–	–	–	–	(205)
Profit for the year	–	–	–	–	7,742	7,742
At 31st March, 2001 and 1st April, 2001	147,303	–	49,259	1,347	(51,882)	146,027
Loss for the year	–	–	–	–	(2,755)	(2,755)
At 31st March, 2002	**147,303**	**–**	**49,259**	**1,347**	**(54,637)**	**143,272**

The capital reserve balance of the Group represents the difference between the aggregate nominal value of the share capital of acquired subsidiaries and the aggregate nominal value of the Company's shares issued for the acquisition at the time of the group reorganisation prior to the listing of the Company's shares in 1993, and after the reclassification of the amounts related to the share premium arising from issue of shares of a subsidiary prior to the group reorganisation to capital reserve and after reserve movements at the time of the capital reduction in previous years.

24. RESERVES *(continued)*

The contributed surplus of the Company represents the difference between the consolidated shareholders' funds of Yeebo (B.V.I.) Limited at the date on which it was acquired by the Company, and the nominal amount of the Company's shares issued for the acquisition at the time of the group reorganisation prior to the listing of the Company's shares in 1993. Under the Companies Act 1981 of Bermuda (as amended), the contributed surplus account of the Company is available for distribution. However, the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus, if:

(a) it is, or would after the payment be, unable to pay its liabilities as they become due; or

(b) the realisable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

At 31st March, 2002, the Company had no reserves available for distribution to the shareholders.

25. POTENTIAL DEFERRED TAXATION

At the balance sheet date, the major components of the potential deferred tax assets (liabilities) are as follows:

	THE GROUP		THE COMPANY	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
Tax effect of timing differences attributable to:				
Tax losses available to set off future profits	**8,741**	12,690	**1,562**	1,893
Excess of tax allowances over depreciation	**(370)**	(337)	**–**	–
Other timing differences	**–**	385	**–**	–
	8,371	12,738	**1,562**	1,893

The net deferred tax asset has not been recognised in the financial statements as it is not certain that the amount will be realised in the foreseeable future.

25. POTENTIAL DEFERRED TAXATION *(continued)*

The amount of unprovided deferred tax charge (credit) for the year is as follows:

	THE GROUP		THE COMPANY	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
Tax effect of timing differences attributable to:				
Tax losses utilised (arising)	**3,949**	(3,331)	**331**	(1,893)
Excess of tax allowances over depreciation	**33**	54	**–**	–
Other timing differences	**385**	(169)	**–**	–
	4,367	(3,446)	**331**	(1,893)

26. RECONCILIATION OF PROFIT BEFORE TAXATION TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	2002	2001
	HK$'000	HK$'000
Profit before taxation	**6,489**	5,812
Interest expense on bank borrowings	**57**	224
Interest income	**(4,490)**	(2,158)
Loss on disposal of a subsidiary	**–**	6
Loss on disposals of property, plant and equipment	**285**	5
Impairment losses recognised	**2,118**	–
Deficit arising on revaluation of investment properties	**1,128**	–
Depreciation and amortisation	**15,811**	16,025
Decrease (increase) in inventories	**20,520**	(13,589)
(Increase) decrease in trade and other receivables	**(4,493)**	17,687
Increase in bills receivable	**(742)**	–
Decrease in trade and other payables	**(8,546)**	(5,959)
Decrease in bills payable	**(1,183)**	(2,316)
Net cash inflow from operating activities	**26,954**	15,737

27. DISPOSAL OF A SUBSIDIARY

	2002 HK$'000	2001 HK$'000
NET ASSETS DISPOSED OF:		
Other receivables	–	22
Taxation payable	–	(15)
	–	7
Loss on disposal	–	(6)
Satisfied by cash	–	1

The subsidiary disposed of during the year ended 31st March, 2001 did not have any material effect on the turnover, operating profit and cash flows of the Group.

28. ANALYSIS OF CHANGES IN FINANCING DURING THE YEAR

	Share capital HK$'000	Share premium HK$'000
Balance at 1st April, 2000	128,098	77,508
Proceeds from issue of shares	75,578	70,000
Expenditure incurred on issue of shares	–	(205)
Balance at 31st March, 2001 and 1st April, 2001	203,676	147,303
Proceeds from issue of shares	5,037	–
Balance at 31st March, 2002	208,713	147,303

29. MAJOR NON-CASH TRANSACTION

Of the consideration payable for machinery under installation acquired, an amount of approximately HK$11,670,000 (2001: HK$14,611,000) was outstanding at the balance sheet date and was included in other payables.

30. CAPITAL COMMITMENT

	THE GROUP	
	2002	2001
	HK$'000	HK$'000
Capital expenditure in respect of acquisition of plant and machinery contracted for but not provided in the financial statements	**632**	–

The Company had no capital commitments at the balance sheet date for both years.

31. OPERATING LEASE ARRANGEMENTS

The Group as lessee

Minimum lease payments paid under operating leases for rented premises during the year amounted to HK$3,375,000 (2001: HK$2,657,000).

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	THE GROUP	
	2002	2001
	HK$'000	HK$'000
Within one year	**2,046**	4,089
In the second to fifth year inclusive	**2,793**	8,338
	4,839	12,427

Operating lease payments represent rentals payable by the Group for certain of its office properties. Leases are negotiated and rentals are fixed for an average term of three years.

The Company had no commitments under non-cancellable operating leases at the balance sheet date for both years.

31. **OPERATING LEASE ARRANGEMENTS** *(continued)*

The Group as lessor

Property rental income earned from renting out the investment properties during the year was HK$49,000 (2001: Nil). The properties held have committed tenants for one year (2001: Nil).

At the balance sheet date, the Group contracted with tenants for future minimum lease payments within one year amounting to HK$46,000 (2001: Nil).

32. **CONTINGENT LIABILITIES**

At 31st March, 2002, the Company issued a corporate guarantee of US$5,500,000, equivalent to HK$42,867,000 (2001: US$6,000,000, equivalent to HK$46,764,000)) in favour of banks to secure general banking facilities granted to a subsidiary. The total amount of facilities utilised by this subsidiary as at 31st March, 2002 amounted to approximately HK$5,961,000 (2001: HK$6,188,000).

33. **RETIREMENT BENEFITS SCHEME**

The Group operated a defined contribution retirement benefits scheme ("Defined Contribution Scheme") for its qualifying employees in Hong Kong. The assets of the scheme were held separately from those of the Group in funds under the control of an independent trustee. Where any employee left the Defined Contribution Scheme prior to vesting fully in the contributions, the amount of the forfeited contributions was used to reduce future contributions payable by the Group.

With effective from 1st December, 2000, the Group has joined a Mandatory Provident Fund scheme ("MPF Scheme") for all employees in Hong Kong. The MPF Scheme is registered with the Mandatory Provident Fund Scheme Authority under the Mandatory Provident Fund Schemes Ordinance. The assets of the MPF Scheme are held separately from those of the Group in funds under the control of an independent trustee. Under the rules of the MPF Scheme, the employer and its employees are each required to make contributions to the scheme at rates specified in the rules. The only obligation of the Group with respect of the MPF Scheme is to make the required contributions under the scheme.

The retirement benefits scheme contributions arising from the Defined Contribution Scheme and the MPF Scheme charged to the income statement represent contributions paid or payable to the funds by the Group at rates specified in the rules of the schemes.

During the year, the Group made retirement benefits scheme contributions of approximately HK$605,000 (2001: HK$561,000) after forfeited contributions utilised in the Defined Contribution Scheme of approximately HK$216,000 (2001: HK$104,000). There was no significant amount of forfeited contributions available to reduce future contributions payable by the Group at the balance sheet date.

34. LITIGATION

On 22nd May, 1996, Kin Son Milkyway Electronic Holdings Ltd. ("Kin Son Milkyway"), a company associated with Kin Son Electronic (Holdings) Limited, issued legal proceedings against the Company in respect of a dispute regarding the transfer of plant and equipment in the PRC, claiming damages in the amount of RMB25,059,000 (equivalent to approximately HK$23,400,000) together with ownership of the plant and equipment with a cost of US$1,535,000 (equivalent to approximately HK$11,900,000). The Shenzhen court announced on 30th December, 1996 that the claim made by Kin Son Milkyway should be dismissed. However, an appeal to the People's Court of the Guangdong Province (the "Guangdong Court") was made by Kin Son Milkyway on 15th January, 1997. On 22nd July, 1998, the Guangdong Court ruled in favour of Kin Son Milkyway and ordered that the plant and equipment in question be returned to Kin Son Milkyway. The Guangdong Court further ordered that the Company and a co-defendant in the case should pay jointly and severally damages to Kin Son Milkyway of RMB10,834,105 (equivalent to HK$10,031,000) and a court fee of RMB260,013 (equivalent to approximately HK$241,000). In October 1998, the Group applied for a judicial review in the Guangdong Court. On 15th September, 2000, the Company received a judgment in relation to the judicial review and the judgement sustained the Guangdong Court's decision as referred to above. On 14th January, 2002, the Company received a further judgment from Guangdong Court which terminated the enforcement of the judgment on 22nd July, 1998.

Pursuant to the loan restructuring agreement signed by the Company with relevant parties dated 17th April, 1997 and the deed of indemnity entered into between Antrix Investment Limited ("Antrix"), a substantial shareholder of the Company, and the Company dated 31st March, 2001, any settlement of defined outstanding litigation up to a maximum of HK$26.1 million will be ultimately borne and indemnified by Antrix. Accordingly, no provision has been made in the financial statements in respect of this litigation.

The directors consider that it is unlikely for the Company to be liable to the claimed damages, accordingly, no provision for the damages and no receivable for the indemnity from Antrix have been included in the financial statements.

35. RELATED PARTY TRANSACTIONS

During the year, the Group purchased raw materials of HK$787,000 (2001: Nil) from Cando Corporation ("Cando"), a substantial shareholder of the Company. The transactions were carried out at market price. The amount due to Cando of HK$394,000 (2001: 11,196,000) is shown under trade payables at the balance sheet date. The amount is unsecured, interest-free and is derived from trading activities.

36. POST BALANCE SHEET EVENTS

(a) On 25th June, 2002, Antrix entered into a share purchase agreement with Cando to acquire 350,000,000 shares in the Company from Cando at HK$0.25 per share for a total consideration of HK$87.5 million. After the completion of the share purchase agreement, the shareholding of Antrix and its shareholders in the Company increased from 36.79% to 70.33% and the shareholding of Cando in the Company reduced from 33.54% to nil. A mandatory unconditional cash offer relating to this share purchase was made on 17th July, 2002.

(b) Subsequent to the balance sheet date, the Group disposed of its entire interest in Yeebo P.C.B. Limited to an independent third party for an aggregate consideration of HK$1,150,000. At 31st March, 2002, deposit of HK$345,000 was received for disposal of this subsidiary.

RESULTS

	Year ended 31st March,				
	1998	1999	2000	2001	2002
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Turnover	408,490	265,327	321,226	272,401	267,055
Profit (loss) before taxation	6,708	(23,665)	4,635	5,812	6,489
Taxation credit (charge)	3,461	(9)	(139)	(8)	(7)
Profit (loss) before minority interest	10,169	(23,674)	4,496	5,804	6,482
Minority interest	–	1	–	–	–
Net profit (loss) for the year	10,169	(23,673)	4,496	5,804	6,482

ASSETS AND LIABILITIES

	At 31st March,				
	1998	1999	2000	2001	2002
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Property, plant and equipment	79,292	76,216	54,065	87,038	93,310
Investment properties	–	–	–	–	1,250
Club membership debentures	1,959	1,959	1,959	1,959	1,959
Net current assets	122,804	120,421	144,046	262,250	266,247
	204,055	198,596	200,070	351,247	362,766
Shareholders' funds	133,248	193,596	200,070	351,247	362,766
Non-current liabilities	70,807	5,000	–	–	–
	204,055	198,596	200,070	351,247	362,766

NOTICE IS HEREBY GIVEN that the annual general meeting of the Company will be held at Regency Room 5 & 6, 3rd Floor, Hyatt Regency Hong Kong, 67 Nathan Road, Kowloon, Hong Kong on 30th August, 2002 at 10:00 a.m. for the following purposes:

ORDINARY BUSINESS

1. To receive and consider the audited financial statements and the reports of the Directors and auditors for the year ended 31st March, 2002.

2. To re-elect Directors and to authorise the Board of Directors to fix the remuneration of the Directors.

3. To appoint auditors and authorise the Board of Directors to fix their remuneration.

SPECIAL BUSINESS

4. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:–

"**THAT**

(a) the exercise by the directors of the Company (the "Directors") during the Relevant Period (as hereinafter defined) of all powers and authority of the Company to purchase its own securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with paragraph (b) of this Resolution, all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange (as amended from time to time) or of any other stock exchange, be and is hereby generally and unconditionally approved and authorised;

(b) the aggregate nominal amount of the securities of the Company to be purchased by the Company pursuant to the approval in paragraph (a) of this Resolution during the Relevant Period shall not in the case of shares in the Company exceed 10 per cent. of the aggregate nominal share capital of the Company in issue at the date of this Resolution and in the case of warrants shall not exceed 10 per cent. of the amount of the outstanding warrants of the Company at the date of this Resolution and the authority pursuant to paragraph (a) shall be limited accordingly; and

(c) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; or

(iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the approval and authority given to the Directors by this Resolution (Note 4)."

5. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:–

"THAT

(a) a general mandate be and it is hereby unconditionally given to the Directors of the Company to exercise all the powers of the Company during the Relevant Period (as hereinafter defined) to issue, allot and dispose of shares in the capital of the Company (including making and granting offers agreements and options which would or which might require shares to be issued, allotted or disposed of, whether during the Relevant Period or thereafter) otherwise than pursuant to:–

(i) a rights issue where shares are offered to shareholders on a fixed record date in proportion to their then holdings of shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard, as appropriate, to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or stock exchange in, or in any territory outside, Hong Kong);

(ii) any share option scheme or similar arrangement established by the Company and approved by The Stock Exchange of Hong Kong Limited;

(iii) any issue of shares in the Company upon the exercise of subscription rights attaching to any warrants of the Company which may be issued from time to time; or

(iv) any script dividend scheme or similar arrangement implemented in accordance with the Bye-laws of the Company;

(b) the aggregate nominal amount of the share capital issued, allotted or disposed of pursuant to paragraph (a) of this Resolution shall not exceed 20 per cent. of the aggregate of the nominal amount of the issued share capital of the Company as at the date of passing of this Resolution.

(c) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next Annual General Meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; or

(iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the approval and authority given to the Directors of the Company by this Resolution (Note 5)."

6. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:–

"**THAT** conditional upon the Resolutions Numbers 4 and 5 being passed, the general mandate granted to the Directors to exercise the powers of the Company to allot shares pursuant to Resolution Number 5 be and it is hereby extended by the addition to the aggregate nominal value of the share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to such general mandate an amount representing the aggregate nominal value of the share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution Number 4 provided that such amount shall not exceed 10 per cent. of the aggregate nominal value of the issued share capital of the Company at the date of this Resolution."

7. "**THAT** the maximum number of Directors of the Company shall be 20 and the Directors of the Company be and they are hereby authorised to fill any vacancies on the Board of Directors and to appoint additional Directors up to that number."

By order of the Board
Kelvin Lam
Company Secretary

Hong Kong, 26th July, 2002

Notes:

(1) Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member.

(2) To be valid, the form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a certified copy of such power or authority, must be deposited to the office of the branch registrar of the Company in Hong Kong, Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting or adjourned meeting. Completion and return of the form of proxy will not preclude members from attending and voting in person at the meeting.

(3) For the purpose of determining the identity of members who are entitled to attend and vote at the meeting, the register of members will be closed from 27th August, 2002 to 30th August, 2002, both days inclusive, during which period no transfer of shares will be effected.

(4) An Explanatory Statement in relation to Resolution 4 will be sent to shareholders and other persons who are entitled thereto.

(5) Concerning item 5 above, the Directors wish to state that they have no immediate plans to issue any additional new shares of the Company pursuant to the power to be conferred by this mandate. Under the listing rules of The Stock Exchange of Hong Kong Limited, the general mandate lapses unless it is renewed at each annual general meeting.

附註：

(1) 凡有權出席大會並於會上投票之股東均可委任一位或以上之受委代表代其出席大會並於會上投票。受委代表毋須為本公司股東。

(2) 本代表委任表格連同經簽署之授權書或其他授權文件(如有)或經公證人簽署證明之授權書或授權文件副本，最遲須於大會或其任何續會指定舉行時間48小時前送達本公司之股份過戶登記分處秘書商業服務有限公司，地址為香港干諾道中111號永安中心5樓，方為有效。股東填妥及交回代表委任表格後，仍可親自出席大會並於會上投票。

(3) 為確定有權出席大會並於會上投票之股東資格，本公司將於二零零二年八月二十七日至二零零二年八月三十日期間(包括首尾兩日)暫停辦理股份過戶登記手續，期間將不會處理任何股份轉讓事宜。

(4) 有關第4項決議案之説明函件將寄發予股東及其他應得之人士。

(5) 就上文第5項而言，董事謹此表明彼等現時並無計劃，根據本授權所賦予之權利額外發行任何新股。根據香港聯合交易所有限公司之上市規則，除非該項一般授權於每屆股東週年大會上更新，否則會告失效。

(c) 就本決議案而言：

「有關期間」乃指本決議案通過當日至下列三者中最早日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之公司細則或任何適用法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；或

(iii) 本公司股東在股東大會上通過普通決議案撤銷或修訂決議案授予董事之批准及授權之日（附註5）。」

6. 考慮及酌情通過下列決議案為普通決議案：

「**動議**待第4及第5項決議案通過後，擴大根據第5項決議案授予董事行使本公司權力以配發股份或有條件或無條件同意配發之股本總面值加上本公司依據第4項決議案所授權力而購回之本公司股本總面值之數額，惟該數額不得超過本決議案通過當日本公司已發行股本面值總額之10%。」

7. 「**動議**本公司之董事數目以20人為上限，並授權本公司董事可填補董事會任何空缺及額外委任董事，惟董事數目不得超過20人。」

承董事會命
公司秘書
林錦祥

香港，二零零二年七月二十六日

(c) 就本決議案而言，「有關期間」乃指本決議案通過當日至下列三者中最早日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之公司細則或任何適用法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；或

(iii) 本公司股東在股東大會上通過普通決議案撤銷或修訂決議案授予董事之批准及授權之日（附註4）。」

5. 考慮及酌情通過下列決議案為普通決議案：

「動議

(a) 無條件授予本公司董事一般授權，於有關期間（定義見下文）行使本公司一切權力以發行、配發及出售本公司股本中之股份，其中包括作出及授出將會或可能須在有關期間或其後發行、配發及出售股份之建議、協議及購股權，惟根據下列各項所進行者除外：

(i) 供股指向於指定記錄日期之股東按彼等當時之持股量提呈發售股份。惟本公司董事有權就零碎股權或經香港或香港以外任何地區之法律或任何認可監管機構或證券交易所之規定下之限制或責任（如適用）後，作出彼等視為必須或權宜之豁免或其他安排；

(ii) 本公司所設立而經香港聯合交易所有限公司批准之任何購股權計劃或類似安排；

(iii) 本公司於其不時發行之認股權證所附認購權獲行使而發行股份；或

(iv) 按照本公司之公司細則所實行之以股代息計劃或類似安排；

(b) 根據本決議案(a)段所發行、配發或出售之股本面值總額不得超過本決議案通過當日本公司已發行股本面值總額之20%。

茲通告本公司謹訂於二零零二年八月三十日上午十時正假座香港九龍彌敦道67號香港凱悅酒店3樓凱悅廳5及6舉行股東週年大會，議程如下：

普通事項

1. 省覽截至二零零二年三月三十一日止年度之經審核財務報表、董事會報告書與核數師報告。

2. 重選董事及授權董事會釐定其酬金。

3. 委聘核數師及授權董事會釐定其酬金。

特別事項

4. 考慮及酌情通過下列決議案為普通決議案：

「**動議**：

(a) 全面及無條件批准及授權本公司董事（「董事」）於有關期間（定義見下文）行使本公司一切權力及授權，在香港聯合交易所有限公司（「聯交所」）或任何本公司證券可能上市並就此獲證券及期貨監察委員會及聯交所認可之其他證券交易所購回本身之證券，惟須符合本決議案(b)段之規定及遵照一切適用法例及聯交所證券上市規則（經不時修訂）或任何其他證券交易所之規定；

(b) 本公司根據本決議案(a)段之批准於有關期間可購回本公司證券之總面值就股份而言不得超過本決議案通過當日本公司已發行股本總面值之10%；就認股權證而言則不得超過本決議案通過當日本公司尚未發行認股權證之10%，而(a)段之批准亦須受此數額限制；及

業績

	截至三月三十一日止年度				
	一九九八年 千港元	一九九九年 千港元	二零零零年 千港元	二零零一年 千港元	**二零零二年 千港元**
營業額	408,490	265,327	321,226	272,401	**267,055**
除稅前溢利(虧損)	6,708	(23,665)	4,635	5,812	**6,489**
稅項撥回(支出)	3,461	(9)	(139)	(8)	**(7)**
未計少數股東權益前之溢利(虧損)	10,169	(23,674)	4,496	5,804	**6,482**
少數股東權益	–	1	–	–	**–**
本年度純利(淨虧損)	10,169	(23,673)	4,496	5,804	**6,482**

資產及負債

	於三月三十一日				
	一九九八年 千港元	一九九九年 千港元	二零零零年 千港元	二零零一年 千港元	**二零零二年 千港元**
物業、廠房及設備	79,292	76,216	54,065	87,038	**93,310**
投資物業	–	–	–	–	**1,250**
會所會籍債券	1,959	1,959	1,959	1,959	**1,959**
流動資產淨值	122,804	120,421	144,046	262,250	**266,247**
	204,055	198,596	200,070	351,247	**362,766**
股東資金	133,248	193,596	200,070	351,247	**362,766**
非流動負債	70,807	5,000	–	–	**–**
	204,055	198,596	200,070	351,247	**362,766**

36. **結算日後事項**

(a) 於二零零二年六月二十五日，Antrix與劍度訂立一項股份購買協議，以每股0.25港元向劍度購入350,000,000股本公司股份，總代價為87,500,000港元。於完成股份購買協議後，Antrix及其股東於本公司之控股權由36.79%增加至70.33%，而劍度於本公司之控股權則由33.54%下降至零。一項有關股份購買之強制性無條件現金收購建議於二零零二年七月十七日提呈。

(b) 於結算日後，本集團出售其於Yeebo P.C.B. Limited之全部權益予一名獨立第三者，總代價為1,150,000港元。於二零零二年三月三十一日，本集團已就出售此附屬公司收取按金345,000港元。

34. **訴訟**

於一九九六年五月二十二日，與建生電子（集團）有限公司有關連之公司深圳天河建生股份有限公司（「深圳天河」）就轉讓中國機器及設備引起之糾紛向本公司提出法律訴訟，索償約人民幣25,059,000元（相等於約23,400,000港元）連同成本為1,535,000美元（相等於約11,900,000港元）之機器及設備之擁有權。深圳法院於一九九六年十二月三十日公布深圳天河提出之索償應予撤銷。然而，深圳天河於一九九七年一月十五日向廣東省人民法院（「廣東省法院」）提出上訴。於一九九八年七月二十二日，廣東省法院裁定深圳天河勝訴，並下令本公司將有關生產機器設備歸還予深圳天河。廣東省法院並下令本公司及本案另一被告須共同及個別賠償深圳天河人民幣10,834,105元（相等於10,031,000港元）及堂費人民幣260,013元（相等於約241,000港元）。於一九九八年十月，本集團向廣東省法院申請司法覆核。於二零零零年九月十五日，本公司接獲司法覆核判決，該判決維持上文所述廣東省法院之判決。於二零零二年一月十四日，本公司接獲廣東省法院之進一步判決，終結執行於一九九八年七月二十二日作出之判決。

根據本公司及有關人士於一九九七年四月十七日簽訂之債務重組協議及本公司主要股東Antrix Investment Limited（「Antrix」）及本公司於二零零一年三月三十一日訂立之賠償保證契據，在有關指定之待決訴訟中清還最高達26,100,000港元之責任，最終須由Antrix承擔及彌償。因此，並無在財務報表內就有關訴訟作出撥備。

董事認為本公司不會就索償負上法律責任，故此，並無於財務報表中載列賠償撥備及Antrix就賠償之應收款項。

35. **關連人士之交易**

年內，本集團向本公司之主要股東劍度股份有限公司（「劍度」）購買價值達787,000港元（二零零一年：無）之原料。該項交易乃按市場價格進行。應付劍度之金額394,000港元（二零零一年：11,196,000）已於結算日計入貿易及其他應付款項內。該筆款項為無抵押、免息及來自買賣活動。

31. **租賃承擔**（*續*）

本集團作為出租人

年內，由出租投資物業所賺取之物業租金收益為49,000港元（二零零一年：無）。所持物業擁有一年固定租客（二零零一年：無）。

於結算日，本集團就於一年內之最低租金付款已與租客訂約，金額達46,000港元（二零零一年：無）。

32. **或然負債**

於二零零二年三月三十一日，本公司向一間銀行發出5,500,000美元（相當於42,867,000港元）（二零零一年：6,000,000美元，相當於46,764,000港元）之公司擔保，以取得授予一間附屬公司之一般銀行信貸。該附屬公司於二零零二年三月三十一日已耗用之信貸總額約達5,961,000港元（二零零一年：6,188,000港元）。

33. **退休福利計劃**

本集團為所有在香港之合資格僱員設立定額退休福利供款計劃（「定額供款計劃」）。該計劃之資產存放於基金，與本集團之資產分開，並由獨立受託人託管。若有僱員在可全數領取供款前退出定額供款計劃，被沒收之供款可用作減少本集團日後應付之供款。

由二零零零年十二月一日起，本集團在香港之所有僱員已加入強制性公積金計劃（「強積金計劃」）。該強積金計劃乃根據強制性公積金條例在強制性公積金計劃管理局註冊。該計劃之資產存放於基金，與本集團之資產分開，並由獨立受託人託管。按照強積金計劃之規則，僱主及其僱員各自須按規則所設定之比率作出計劃供款。本集團在強積金計劃方面僅須負責該計劃下其所須作出之供款責任。

定額供款計劃及強積金計劃之退休福利計劃供款將於收益表內扣除，本集團對該基金之供款乃按該計劃規例指定之比率計算。

年內，本集團在退休福利計劃之供款經扣除定額供款計劃之被沒收供款約216,000港元（二零零一年：104,000港元）約為605,000港元（二零零一年：561,000港元）。於結算日，本集團並無重大之沒收供款，以減少本集團之應付供款。

30. 資本承擔

	本集團	
	二零零二年 千港元	二零零一年 千港元
已訂約但並未在財務報表中撥備之有關購買廠房及機器之資本開支	**632**	–

本公司於兩個年度之結算日並無任何資本承擔。

31. 經營租賃安排

本集團作為承租人

年內，根據經營租賃租用物業之已支付最低租金達3,375,000港元（二零零一年：2,657,000港元）。

於結算日，根據不可撤銷之經營租賃，本集團於未來到期之最低租金款項承擔如下：

	本集團	
	二零零二年 千港元	二零零一年 千港元
於一年內	**2,046**	4,089
第二至第五年（包括首尾兩年）	**2,793**	8,338
	4,839	12,427

經營租賃租金指本集團就其若干寫字樓物業應付之租金。租約乃經磋商而租金則按三年年期平均固定釐定。

於兩個年度之結算日，根據不可撤銷之經營租賃，本公司概無任何承擔。

27. 出售一間附屬公司

	二零零二年 千港元	二零零一年 千港元
已出售資產淨值：		
其他應收賬項	–	22
應付税項	–	(15)
	–	7
出售之虧損	–	(6)
以現金支付	–	1

於截至二零零一年三月三十一日止年度出售之附屬公司概無對本集團之營業額、經營溢利及現金流量產生任何重大影響。

28. 年內融資變動之分析

	股本 千港元	股份溢價 千港元
於二零零零年四月一日之結餘	128,098	77,508
發行股份所得款項	75,578	70,000
發行股份之開支	–	(205)
於二零零一年三月三十一日及二零零一年四月一日之結餘	203,676	147,303
發行股份所得款項	5,037	–
於二零零二年三月三十一日之結餘	208,713	147,303

29. 主要非現金交易

於年內購入安裝中機器應付之代價中，約11,670,000港元（二零零一年：14,611,000）於結算日仍未支付並列入其他應付賬項中。

25. 潛在遞延税項（續）

本年度之未撥備遞延税項支出（抵免）如下：

	本集團		本公司	
	二零零二年 千港元	二零零一年 千港元	二零零二年 千港元	二零零一年 千港元
時差之税項影響乃由於：				
所動用（產生）之税項虧損	**3,949**	(3,331)	**331**	(1,893)
免税額高於折舊開支	**33**	54	**–**	–
其他時差	**385**	(169)	**–**	–
	4,367	(3,446)	**331**	(1,893)

26. 除税前溢利與經營業務所得現金流入（流出）淨額之對賬

	二零零二年 千港元	二零零一年 千港元
除税前溢利	**6,489**	5,812
銀行借貸之利息開支	**57**	224
利息收入	**(4,490)**	(2,158)
出售一間附屬公司之虧損	**–**	6
出售物業、廠房及設備之虧損（收益）	**285**	5
已確認減值虧損	**2,118**	–
重估投資物業所產生之虧絀	**1,128**	–
折舊及攤銷	**15,811**	16,025
存貨之減少（增加）	**20,520**	(13,589)
貿易及其他應收賬項之（增加）減少	**(4,493)**	17,687
應收票據增加	**(742)**	–
貿易及其他應付賬項之減少	**(8,546)**	(5,959)
應付票據之減少	**(1,183)**	(2,316)
經營業務所得之現金流入淨額	**26,954**	15,737

24. 儲備（續）

本公司之繳入盈餘指Yeebo (B.V.I.) Limited被本公司收購當日之綜合股東資金與本公司股份於一九九三年上市前進行集團重組時所發行之本公司股份面值之差額。根據百慕達一九八一年公司法（經修訂），本公司之繳入盈餘賬可供分派。然而，本公司在下列情況下不可宣派或派付股息，或自繳入盈餘作出分派：

(a) 本公司於支付上述款項後無力償還到期負債；或

(b) 其資產可變現淨值會因此低於其負債與已發行股本及股份溢價賬之總和。

於二零零二年三月三十一日，本公司並無儲備可供分派予股東。

25. 潛在遞延稅項

於結算日，潛在遞延稅項資產（負債）之主要組成部分如下：

	本集團		本公司	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	千港元	千港元	**千港元**	千港元
時差之稅項影響乃由於：				
抵銷未來溢利之稅項虧損	**8,741**	12,690	**1,562**	1,893
免稅額高於折舊開支	**(370)**	(337)	**–**	–
其他時差	**–**	385	**–**	–
	8,371	12,738	**1,562**	1,893

由於在可見未來無法肯定收益能否變現，故遞延稅項資產淨值並無於財務報表中確認。

24. 儲備

	股份溢價	資本儲備	繳入盈餘	資本贖回儲備	保留溢利（虧絀）	合計
	千港元	千港元	千港元	千港元	千港元	千港元
本集團						
於二零零零年四月一日	77,508	2,125	–	1,347	(9,008)	71,972
發行股份溢價	70,000	–	–	–	–	70,000
發行股份開支	(205)	–	–	–	–	(205)
本年度溢利	–	–	–	–	5,804	5,804
於二零零一年三月三十一日及二零零一年四月一日	147,303	2125	–	1,347	(3,204)	147,571
本年度溢利	–	–	–	–	6,482	6,482
於二零零二年三月三十一日	**147,303**	**2,125**	**–**	**1,347**	**3,278**	**154,053**
本公司						
於二零零零年四月一日	77,508	–	49,259	1,347	(59,624)	68,490
發行股份溢價	70,000	–	–	–	–	70,000
發行股份開支	(205)	–	–	–	–	(205)
本年度溢利	–	–	–	–	7,742	7,742
於二零零一年三月三十一日及二零零一年四月一日	147,303	–	49,259	1,347	(51,882)	146,027
本年度虧損	–	–	–	–	(2,755)	(2,755)
於二零零二年三月三十一日	**147,303**	**–**	**49,259**	**1,347**	**(54,637)**	**143,272**

本集團之資本儲備結餘指已收購附屬公司之股本總面值與本公司於一九九三年公司股份上市前進行集團重組時為收購事項而發行之本公司股份總面值之差額，及將集團重組資本儲備前由附屬公司發行股份之股份溢價之有關數字重新分類，並於往年資本削減後之儲備變動。

22. 股本

	股份數目 千股	金額 千港元
每股面值0.20港元之普通股		
法定股本：		
年初及年終	2,000,000	400,000
已發行及繳足股本：		
於二零零零年四月一日	640,490	128,098
發行股份（*附註a及b*）	377,889	75,578
於二零零一年三月三十一日及二零零一年四月一日	1,018,379	203,676
發行股份（*附註b*）	25,185	5,037
於二零零二年三月三十一日	1,043,564	208,713

附註：

(a) 於二零零一年一月五日，本公司與劍度股份有限公司（「劍度」）訂立認購協議，據此，本公司以現金代價每股0.40港元向劍度配售本公司股本中350,000,000股每股面值0.20港元之普通股。於二零零一年二月十二日，本公司配發及發行350,000,000股新股。所發行股份與本公司當時之現有股份在所有方面均享有同等權益。所得款項淨額約140,000,000港元乃用於提升本集團現有生產設施及提供一般營運資金予本集團。

(b) 年內，由於本公司之購股權以每股0.20港元之行使價行使，本公司發行及配發合共25,184,880股（二零零一年：27,888,660股）每股面值0.20港元之普通股，總代價為5,037,000港元（二零零一年：5,578,000港元）。

23. 購股權

購股權可按每股行使價0.20港元於一九九九年十月四日至二零零二年十月四日（首尾兩日包括在內）期間行使，年內購股權之變動概述如下：

授出日期	於二零零一年四月一日餘額	於年內行使	於二零零二年三月三十一日餘額
一九九九年十月四日	25,184,880	25,184,880	—

本公司於年內概無授出購股權。

19. 貿易及其他應付款項

於結算日之貿易應付款項之賬齡分析如下：

	本集團	
	二零零二年 千港元	二零零一年 千港元
30天或以下	**6,094**	4,403
31至60天	**4,285**	3,728
61至90天	**2,687**	2,706
91至120天	**1,553**	5,602
120天以上	**1,874**	7,681
	16,493	24,120
其他應付款項	**27,286**	30,814
	43,779	54,934

20. 應付票據

於結算日之應付票據之賬齡分析如下：

	本集團	
	二零零二年 千港元	二零零一年 千港元
30天或以下	**1,194**	2,164
31至60天	**517**	730
	1,711	2,894

21. 銀行借款，無抵押

	本集團	
	二零零二年 千港元	二零零一年 千港元
信託收據貸款	**4,250**	1,111
短期銀行貸款	**–**	2,183
	4,250	3,294

17. **存貨**（*續*）

上述項目包括原材料約17,216,000港元（二零零一年：8,855,000港元），該筆款項按可變現淨值列賬。

年內，部份上年度滯銷貨物已獲使用及出售。此外，亦已撥回上年度就原材料約2,000港元（二零零一年：3,324,000港元）賬面值所作之撥備。

18. **貿易及其他應收款項**

本集團給予其貿易客戶平均30至90天之信貸期。

於結算日之貿易應收款項之賬齡分析如下：

	本集團	
	二零零二年	二零零一年
	千港元	千港元
30天或以下	**33,553**	23,461
31至60天	**15,563**	16,895
61至90天	**6,157**	9,009
91至120天	**880**	8,369
120天以上	**3,615**	1,185
	59,768	58,919
其他應收款項	**6,384**	3,298
	66,152	62,217

15. 附屬公司之欠款

	本公司	
	二零零二年 千港元	二零零一年 千港元
附屬公司之欠款	**615,312**	612,442
減：減值虧損	**(346,290)**	(346,290)
	269,022	266,152

欠款為無抵押、免息及無固定還款期。

董事認為，附屬公司結欠之款項將於結算日起計十二個月內償還，因此，該等欠款並無於資產負債表中呈列為流動資產。

16. 會所會籍債券

	本集團 二零零二年 及二零零一年 千港元
成本	2,659
已確認減值虧損	(700)
	1,959

17. 存貨

	本集團	
	二零零二年 千港元	二零零一年 千港元
原材料	**50,777**	81,049
在製品	**1,621**	2,233
製成品	**21,121**	10,757
	73,519	94,039

14. 於附屬公司之投資(續)

非上市股份之價值乃根據於本公司成為本集團控股公司當日,本集團應佔附屬公司可分割基本資產賬面淨值計算。

本公司各主要附屬公司於二零零二年三月三十一日之詳情如下:

附屬公司名稱	註冊成立或註冊/經營地點	已發行及繳足股本/註冊資本	本公司所持有之已發行股本/註冊資本面值之百分比	主要業務
東莞億都半導體有限公司	中華人民共和國(「中國」)	1,496,000美元註冊資本	85% (附註)	製造液晶體顯示器
江門億都半導體有限公司	中國	9,307,000美元註冊資本	80% (附註)	製造液晶體顯示器
LCD Industries Limited	英屬維爾京群島/中國	1美元	100%	買賣液晶體顯示器
Yeebo (B.V.I.) Limited	英屬維爾京群島	8,100美元	100%	投資控股
億都液晶片有限公司	香港	10,000港元	100%	發展及買賣液晶體顯示器

附註: 東莞億都半導體有限公司及江門億都半導體有限公司均由本集團分別與中國兩名不同訂約方成立。根據該等分包協議,本集團須承擔該等公司之所有資產及負債,而各公司合營期內每年經營所得之業績淨額亦全歸本集團所有。因此,本集團實際上擁有該等附屬公司之100%應佔經濟權益。

上表僅包括董事認為對本集團本年度之業績造成重大影響,或構成本集團資產淨值重要部分之附屬公司。董事認為詳列所有附屬公司會使附屬公司詳情之篇幅過長。

除Yeebo (B.V.I.) Limited外,上述所有附屬公司均由本公司間接擁有。

12. **物業、廠房及設備**（*續*）

上述租賃土地及樓宇之賬面淨值包括：

	二零零二年 千港元	二零零一年 千港元
於香港以下列租約持有之土地		
長期租賃	–	2,398
中期租賃	**4,777**	611
於香港以外以下列租約持有之土地		
長期租賃	**315**	461
中期租賃	**7,369**	7,761
	12,461	11,231

13. **投資物業**

	本集團 千港元
於二零零一年四月一日	–
物業、廠房及設備轉讓	2,378
重估價值減少	(1,128)
於二零零二年三月三十一日	**1,250**

本集團之投資物業位於香港並以長期租賃持有。該等物業以長期租約租予第三者。

該等投資物業於二零零二年三月三十一日由獨立估值公司Memfus Wong Surveyors Limited按公開市場價值作基準重估。重估減值1,128,000港元已於收入報表中扣除。

14. **於附屬公司之投資**

	本公司	
	二零零二年 千港元	二零零一年 千港元
非上市股份，按成本值	**83,384**	83,384

12. 物業、廠房及設備

	租賃土地及樓宇 千港元	傢俬及裝置 千港元	辦公室設備 千港元	廠房及機器 千港元	汽車 千港元	安裝中機器 千港元	合計 千港元
本集團							
成本							
於二零零一年四月一日	11,982	15,745	3,289	135,978	4,413	32,776	204,183
添置	4,954	3,114	1,056	9,476	483	8,326	27,409
出售	(652)	–	(217)	(1,408)	(48)	–	(2,325)
重列為投資物業	(2,500)	–	–	–	–	–	(2,500)
於二零零二年三月三十一日	**13,784**	**18,859**	**4,128**	**144,046**	**4,848**	**41,102**	**226,767**
折舊及攤銷							
於二零零一年四月一日	751	12,226	2,010	99,620	2,538	–	117,145
本年度撥備	739	1,202	441	12,816	613	–	15,811
已確認減損	–	69	3	2,046	–	–	2,118
出售時撇銷	(45)	–	(129)	(1,319)	(2)	–	(1,495)
重列為投資物業	(122)	–	–	–	–	–	(122)
於二零零二年三月三十一日	**1,323**	**13,497**	**2,325**	**113,163**	**3,149**	**–**	**133,457**
賬面淨值							
於二零零二年三月三十一日	**12,461**	**5,362**	**1,803**	**30,883**	**1,699**	**41,102**	**93,310**
於二零零一年三月三十一日	11,231	3,519	1,279	36,358	1,875	32,776	87,038

9. 僱員酬金（續）

彼等之酬金分為下列組別：

	僱員人數	
	二零零二年	二零零一年
1,000,000港元或以下	2	1
1,000,001港元至1,500,000港元	1	1

10. 稅項

	二零零二年 千港元	二零零一年 千港元
稅項支出包括：		
香港利得稅（按估計應課稅溢利之16%計算）		
本年度	7	7
過往年度撥備不足	–	1
	7	8

潛在遞延稅項之詳情載於附註25。

11. 每股盈利

每股基本及攤薄盈利乃按下列數據計算：

	二零零二年 千港元	二零零一年 千港元
計算每股基本及攤薄盈利之盈利	6,482	5,804
計算每股基本盈利之普通股加權平均數	1,030,384,234	726,743,188
購股權之攤薄影響	5,728,700	24,881,839
計算每股攤薄盈利之普通股加權平均數	1,036,112,934	751,625,027

8. 董事酬金

	二零零二年 千港元	二零零一年 千港元
袍金：		
執行董事	500	–
獨立非執行董事	200	200
其他非執行董事	100	–
其他酬金：		
薪金及其他福利	3,500	3,549
退休福利計劃供款	175	129
酬金總額	4,475	3,878

董事酬金分為下列組別：

	董事人數	
	二零零二年	二零零一年
1,000,000港元或以下	6	3
1,000,001港元至1,500,000港元	1	1
1,500,001港元至2,000,000港元	1	1

9. 僱員酬金

在本集團五位最高薪人士中，兩位（二零零一年：三位）為本公司董事，其酬金載於上文附註8。其餘三位（二零零一年：兩位）人士之酬金如下：

	二零零二年 千港元	二零零一年 千港元
薪金及其他福利	2,880	1,966
退休福利計劃供款	91	49
酬金總額	2,971	2,015

6. 終止一項業務帶來之虧損

本集團之長遠策略為專注於液晶體顯示器銷售及製造業務。因此，本集團決定於年內終止電路版業務。因此引起之總虧損（包括若干廠房及設備之減損虧損2,118,000港元）為2,793,000港元。

電路版業務於以下兩年之業績如下：

	二零零二年 千港元	二零零一年 千港元
營業額	**–**	11,554
來自日常業務之虧損	**(2,793)**	(3,539)

7. 經營溢利

	二零零二年 千港元	二零零一年 千港元
經營溢利經扣除下列各項：		
核數師酬金	**480**	480
折舊及攤銷	**15,811**	16,025
出售物業、廠房及設備之虧損	**2,403**	5
員工成本，包括董事酬金	**61,764**	55,719
及計入：		
利息收入	**4,490**	2,158

5. 按業務及地區劃分之分類資料（續）

地區分類

本公司之業務主要分佈於香港及中華人民共和國（「中國」）。下表為按地區市場分析之本集團銷售額（不論商品之來源地為何）。

	按地區市場分析之銷售收益		經營溢利貢獻	
	二零零二年 千港元	二零零一年 千港元	二零零二年 千港元	二零零一年 千港元
中國香港	235,196	249,125	8,061	9,688
中國其他地區	21,914	14,283	751	556
其他國家	9,945	8,993	339	349
	267,055	272,401	9,151	10,593
利息收入			4,490	2,158
未分配之公司開支			(7,095)	(6,709)
經營溢利			6,546	6,042

以下為按資產所在地區分析之分類資產賬面值及物業、廠房及設備添置：

	地區資產賬面值		物業、廠房及設備添置	
	二零零二年 千港元	二零零一年 千港元	二零零二年 千港元	二零零一年 千港元
中國香港	250,860	263,613	5,814	936
中國其他地區	161,897	148,949	21,595	48,081
	412,757	412,562	27,409	49,017

5. 按業務及地區劃分之分類資料*(續)*

業務分類*(續)*

二零零一年

	液晶體顯示器 千港元	電路版 千港元	其他 千港元	綜合 千港元
營業額				
對外銷售	259,191	11,554	1,656	272,401
業績				
分類業績	14,042	(3,539)	90	10,593
利息收入				2,158
未分配之公司開支				(6,709)
經營溢利				6,042
須於五年內全數償還之銀行借款利息				(224)
出售附屬公司之虧損				(6)
除税前溢利				5,812
税項				(8)
本年度純利				5,804

綜合資產負債表

	液晶體顯示器 千港元	電路版 千港元	其他 千港元	綜合 千港元
資產				
分類資產及綜合總資產	395,306	12,772	4,484	412,562
負債				
分類負債及綜合總負債	59,557	1,378	380	61,315
其他資料				
添置物業、廠房及設備	48,669	37	311	49,017
折舊及攤銷	14,733	1,198	94	16,025

5. 按業務及地區劃分之分類資料（續）

業務分類（續）

該等業務之分類資料呈報如下：

有關此等業務之分類資料呈列如下：

二零零二年

	液晶體顯示器 千港元	電路版 千港元	其他 千港元	綜合 千港元
營業額				
對外銷售	250,183	–	16,872	267,055
業績				
分類業績	11,189	(2,793)	755	9,151
利息收入				4,490
未分配之公司開支				(7,095)
經營溢利				6,546
須於五年內全數償還之銀行借款利息				(57)
除税前溢利				6,489
税項				(7)
本年度純利				6,482

綜合資產負債表

	液晶體顯示器 千港元	電路版 千港元	其他 千港元	綜合 千港元
資產				
分類資產及綜合總資產	383,474	213	29,070	412,757
負債				
分類負債及綜合總負債	46,757	80	3,154	49,991
其他資料				
添置物業、廠房及設備	25,677	–	1,732	27,409
折舊及攤銷	14,812	–	999	15,811
已確認減值虧損	–	2,118	–	2,118

3. **主要會計政策** *(續)*

外幣

以外幣進行之交易按交易日之匯率換算。以外幣結算之貨幣資產及負債按結算日之匯率重新換算。兌換所產生之溢利及虧損則於收益表中處理。

於綜合賬目時，海外附屬公司之財務報表乃按時態法換算，原因為海外附屬公司之業務須視乎本公司申報貨幣之經濟狀況而定。綜合賬目時所產生之兌換差額於收益表中處理。

退休福利計劃供款

在收益表中扣除之退休福利計劃供款指向本集團之定額供款計劃及強制性公積金計劃支付之款項。

4. **營業額**

營業額指年內銷售貨品之已收及應收款項淨額減退貨及折讓。

5. **按業務及地區劃分之分類資料**

業務分類

就管理而言，本集團分為兩個營業部門－液晶體顯示器及電路版。此等部門乃本集團呈報其主要分類資料之基準。

主要業務如下：

液晶體顯示器－製造及銷售液晶體顯示器

電路版－製造及銷售電路版

電路版業務已於年內終止。

3. **主要會計政策**（*續*）

投資物業（*續*）

在出售投資物業時，投資物業重估儲備中該物業所應計之結餘乃轉撥至收益表。

除非有關租賃之未到期年期尚餘20年或以下，否則概無於投資物業之減值提撥準備。

會所債券

會所債券乃長期持有，並按成本值減任何減值虧損計算。

存貨

存貨按成本值或可變現淨值（以較低者為準）列賬。成本包括所有購買成本及（如適用）轉換成本及使存貨達至現時地點及狀況所需之其他成本，按先入先出法計算。可變現淨值則指正常業務情況下之估計售價減去交易完成前之估計成本及銷售所需之一切估計成本之數。

減值

在各結算日，本集團審閱其有形資產面值，以判斷是否有跡象顯示該等資產蒙受減值虧損。倘資產之可收回金額（賺取現金單位）預期將較其面值為少，則資產（賺取現金單位）之面值撇減至其可收回金額。減值虧損即時確認為開支。

倘減值虧損於隨後撥回，則資產之面值（賺取現金單位）增加至經修訂估計可收回金額之價值，惟所增加之面值不得超逾該資產（賺取現金單位）在過往年度並無確認為減值虧損所計算之面值。撥回之減值虧損已即時確認為收入。

經營租賃

經營租賃項下應付之租金乃按其有關租賃年期直線法計入收益表。

3. 主要會計政策（*續*）

稅項

稅項支出乃根據經調整非課稅或不可減免稅項之項目後之年度業績計算。時差乃因根據不同之會計期計算若干收入及開支之稅項及於財務報表中入賬而產生。時差之稅務影響以負債法計算，將於可預見之未來可能產生之負債或資產於財務報表確認為遞延稅項入賬。

物業、廠房及設備

物業、廠房及設備乃按成本減累計折舊及攤銷及累計減值虧損入賬。

物業、廠房及設備於其估計使用年期內按直線法作出折舊及攤銷準備以撇銷其成本，折舊及攤銷年率如下：

租賃土地	按租約年期撇銷
樓宇	按估計使用年期分二十年撇銷
傢俬及裝置	10-25%
辦公室設備	15-25%
廠房及機器	10-15%
汽車	10-20%

安裝中之機器在完成及投產前概不會作出折舊準備。

出售或報廢資產所產生之盈虧乃根據該資產之出售所得款項與賬面值之差額計算，並計入收益表內。

投資物業

投資物業指已落成並可持作投資用途之物業，其租金均按公平基準釐訂。

投資物業乃按彼等之公開市值計算。除非儲備之結餘不足以抵銷重估減少，否則，因重估投資物業而產生之任何估值增加或減少，乃於投資物業重估儲備中扣除或計入，而重估減少較投資物業重估儲備結餘所多出之數額則計入收益表。倘減少已於先前計入收益表及重估於隨後增加，則該項增加乃計入收益表，直至抵銷先前所計之減少。

3. **主要會計政策**

財務報表根據原始成本法編製，並就投資物業重估作出修訂。此等財務報表乃按照香港一般採納之會計準則編製，所採用之主要會計政策茲列如下：

綜合基準

綜合財務報表乃將本公司及其附屬公司計至每年三月三十一日之財務報表合併計算。

年內收購或出售之附屬公司之業績，乃由收購生效日起或截至出售生效日止（視適用情況而定）列入綜合收益表。

集團內公司間之一切重大交易、結餘及現金流量均已於綜合賬目時撇銷。

商譽

因綜合賬目而產生之商譽，指收購代價高於附屬公司於收購當日可分開之資產公平價值之差額。

於二零零一年四月一日以後因收購產生之商譽已列作資產，並按其可使用年期以直線法攤銷。因收購附屬公司所產生之商譽乃於資產負債表中分開呈列。

在出售附屬公司時，出售附屬公司所得之溢利或虧損亦包括未攤銷之商譽。

於附屬公司之投資

於附屬公司之投資按成本值減任何已確認減值計入本公司資產負債表。

收益確認

銷售貨品將於貨品付運時及擁有權轉移時予以確認。

銀行存款之利息收入乃參照尚餘本金及適用利率按時間基準累計。

經營租賃項下之物業之租金收入（包括墊付之租金）乃按有關租期以直線法入賬。

1. **一般資料**

本公司於一九九三年六月八日在百慕達註冊成立為獲豁免有限公司，其股份在香港聯合交易所有限公司（「聯交所」）上市。

本集團之主要業務為製造及銷售液晶體顯示器。本集團於年內終止製造及銷售電路版。

2. **採納會計實務準則**

於本年度，本集團首次採納若干項由香港會計師公會頒佈之新訂及經修訂會計實務準則（「會計實務準則」）。採納此等會計實務準則將導致本集團之會計政策有所改變。經修訂之會計政策載於附註3內。此外，新訂及經修訂會計實務準則已引入額外及經修訂之披露規定，並已於此等財務報表中採用。去年之比較數字及披露資料已予重列，以使呈列方式貫徹一致。採納此等新訂及經修訂會計實務準則已導致本集團之會計政策出現下列變動，並已影響本年度及過往期間所呈報之數據。

租賃

會計實務準則第14號（經修訂）「租賃」（「會計實務準則第14號」）已引入計算融資及經營租賃之基準及本集團租賃安排之披露規定之若干項修訂。所有本集團租賃安排之披露資料已予以修訂，以符合會計實務準則第14號之規定。比較數字已予以重列，以使呈列方式貫徹一致。

分類報告

於本年度，本集團已按會計實務準則第26號「分類報告」之規定改變須報告之分類資料之確認基準。截至二零零一年三月三十一日止年度之分類披露資料已予以修改，以使呈列方式貫徹一致。

	附註	二零零二年 千港元	二零零一年 千港元
經營業務所得現金流入淨額	26	**26,954**	15,737
投資回報及融資償還			
已收利息		**5,048**	1,600
已付利息		**(70)**	(211)
投資回報及融資償還現金流入淨額		**4,978**	1,389
稅項			
已付香港利得稅		**(7)**	(8)
已退(已付)香港以外地區之稅項		**58**	(57)
稅項現金流入(流出)		**51**	(65)
投資活動			
購買物業、廠房及設備		**(30,350)**	(24,370)
出售物業、廠房及設備所得款項		**545**	14
出售附屬公司之已收定金		**345**	—
出售附屬公司所得款項	27	**—**	1
投資活動現金流出淨額		**(29,460)**	(24,355)
未計融資前之現金流入(流出)淨額		**2,523**	(7,294)
融資	28		
發行股份所得款項		**5,037**	145,578
發行股份所需開支		**—**	(205)
融資所得現金流入淨額		**5,037**	145,373
現金及現金等值項目之增加		**7,560**	138,079
年初之現金及現金等值項目		**163,854**	25,775
年終之現金及現金等值項目		**171,414**	163,854
現金及現金等值項目結餘分析			
銀行結餘及現金		**175,664**	167,148
信託收據貸款		**(4,250)**	(1,111)
短期銀行貸款		**—**	(2,183)
		171,414	163,854

	附註	二零零二年 千港元	二零零一年 千港元
非流動資產			
於附屬公司之投資	14	**83,384**	83,384
附屬公司結欠之款項	15	**269,022**	266,152
		352,406	349,536
流動資產			
其他應收款項		**188**	767
銀行結存及現金		**90**	35
		278	802
流動負債			
其他應付款項		**413**	349
欠附屬公司之款項		**286**	286
		699	635
流動(負債)資產淨值		**(421)**	167
		351,985	349,703
股本及儲備			
股本	22	**208,713**	203,676
儲備	24	**143,272**	146,027
		351,985	349,703

董事
李國偉

董事
林錦祥

於二零零二年三月三十一日

	附註	二零零二年 千港元	二零零一年 千港元
非流動資產			
物業、廠房及設備	12	93,310	87,038
投資物業	13	1,250	—
會所會籍債券	16	1,959	1,959
		96,519	88,997
流動資產			
存貨	17	73,519	94,039
貿易及其他應收款項	18	66,152	62,217
應收票據		903	161
銀行結存及現金		175,664	167,148
		316,238	323,565
流動負債			
貿易及其他應付款項	19	43,779	54,934
應付票據	20	1,711	2,894
應付税項		251	193
銀行借款，無抵押	21	4,250	3,294
		49,991	61,315
流動資產淨值		266,247	262,250
		362,766	351,247
股本及儲備			
股本	22	208,713	203,676
儲備	24	154,053	147,571
		362,766	351,247

第14頁至第43頁所載之財務報表已於二零零二年七月二十六日經董事會批准，並由下列董事簽署：

董事
李國偉

董事
林錦祥

	附註	二零零二年 千港元	二零零一年 千港元
營業額	4及5	**267,055**	272,401
銷售成本		**(230,013)**	(239,449)
毛利		**37,042**	32,952
其他經營收入		**11,185**	8,103
銷售及分銷成本		**(8,547)**	(5,923)
行政費用		**(29,213)**	(29,090)
投資物業重估減少	13	**(1,128)**	–
已終止業務虧損	6	**(2,793)**	–
經營溢利	7	**6,546**	6,042
須於五年內全數償還之銀行借款利息		**(57)**	(224)
出售附屬公司之虧損		**–**	(6)
除稅前溢利		**6,489**	5,812
稅項	10	**(7)**	(8)
本年度純利		**6,482**	5,804
每股盈利	11		
基本		**0.63港仙**	0.80港仙
攤薄		**0.63港仙**	0.77港仙

除本年度之純利外，概無任何已確認之盈利或虧損。

德勤‧關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

致億都（國際控股）有限公司股東

（於百慕達註冊成立之有限公司）

本核數師行已完成審核載於第14至43頁按照香港普遍採納之會計原則編製之財務報表。

董事及核數師之個別責任

貴公司之董事須編製真實與公平之財務報表。在編製該等真實與公平之財務報表時，董事必須貫徹採用合適之會計政策。

本行之責任是根據本行審核工作之結果，對該等財務報表表達獨立意見，並向股東作出報告。

意見之基礎

本行已按照香港會計師公會頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關之憑證，此亦包括評估董事於編製該等財務報表時所作之重大估計及判斷、所釐定之會計政策是否適合　貴公司及　貴集團之具體情況，及是否貫徹應用並充份披露該等會計政策。

本行在策劃及執行審核工作時，均以取得一切本行認為必需之資料及解釋為目標，使本行能獲得充份之憑證，就該等財務報表是否存有重要錯誤陳述，作出合理的確定。在表達意見時，本行亦已衡量該等財務報表所載之資料在整體上是否足夠。本行之審核工作已為下列之意見建立了合理的基礎。

意見

本行認為，上述財務報表真實與公平地反映　貴公司與　貴集團於二零零二年三月三十一日之財務狀況及　貴集團於截至該日止年度之盈利及現金流量，並已按照香港公司條例之披露要求妥善編製。

Deloitte Touche Tohmatsu

德勤‧關黃陳方會計師行

執業會計師

香港，二零零二年七月二十六日

購買股份或債券之安排

除「購股權」一節所述之購股權計劃外,本公司或其任何附屬公司概無於年內任何時間訂立任何安排,致使本公司董事可藉購買本公司或任何其他法人團體之股份或債券而獲益。

主要股東

除上文所披露有關若干董事之權益外,本公司根據露權益條例第16(1)節所置存之主要股東登記冊所示,概無任何人士知會本公司彼持有本公司於二零零二年三月三十一日之已發行股本10%或以上之其他權益。

年結日後事項

於年結日後發行之重大事項詳情載於財務報表附註36。

優先購買權

本公司之公司細則或百慕達法例並無載列有關優先購買權之規定,故本公司毋須按比例向現有股東配發新股。

購回、出售或贖回本公司之上市證券

本公司或其任何附屬公司於年內概無購回、出售或贖回本公司之上市證券。

企業監管

本公司於截至二零零二年三月三十一日止年度內一直遵守香港聯合交易所有限公司證券上市規則附錄十四所載之最佳應用守則。惟本公司之非執行董事須遵照本公司細則之規定,於本公司之股東週年大會上輪值退任及重選連任,因此並無指定任期。

核數師

本公司將於股東週年大會上提呈一項決議案,續聘德勤•關黃陳方會計師行為本公司之核數師。

代表董事會

行政總裁
李國偉

香港,二零零二年七月二十六日

購股權（續）

在未得本公司股東批准前，根據計劃購股權可授出之股份總數不得超過本公司任何時候已發行股份之10%。

授出之購股權必須於授出日期起28日內接納，每股購股權之代價為1港元。購股權可由授出日期起計三年內隨時行使。行使價由本公司董事釐定，價格相等於股份面值及緊接授出購股權日期前五個交易日股份在香港聯合交易所有限公司之平均收市價之80%（以較高者為準）。

下表披露年內本公司購股權之變動：

	授出日期	行使價 港元	行使期	於二零零一年 四月一日 尚未行使	於年內行使	於二零零二年 三月三十一日 尚未行使
董事						
方鏗先生	一九九九年 十月四日	0.20	一九九九年 十月四日至 二零零二年 十月四日	6,000,000	(6,000,000)	–
李國偉先生	一九九九年 十月四日	0.20	一九九九年 十月四日至 二零零二年 十月四日	6,000,000	(6,000,000)	–
				12,000,000	(12,000,000)	–
僱員	一九九九年 十月四日	0.20	一九九九年 十月四日至 二零零二年 十月四日	13,184,880	(13,184,880)	–
合共				25,184,880	(25,184,880)	–

緊接購股權獲行使前本公司股份之加權平均收市價為每股0.20港元。

董事之合約權益

本公司或其任何附屬公司概無訂立於本年度年結日或年內任何時間有效而本公司之董事於其中直接或間接擁有重大權益之重要合約。

董事之股份權益

於二零零二年三月三十一日，按本公司根據證券（披露權益）條例（「披露權益條例」）第29條而存置之登記冊所示，本公司各董事及彼等之聯繫人士所佔本公司已發行股本之權益（定義見「披露權益條例」）如下：

	所持普通股數目	
	個人權益	公司權益
方　鏗先生	20,130,000	347,472,768 *（附註1及3）*
李國偉先生	16,332,520	347,472,768 *（附註1及3）*
凌安海博士	—	350,000,000 *（附註2及3）*
陳慶棟先生	—	350,000,000 *（附註2及3）*

附註：

1. 該等股份由方鏗先生及李國偉先生控制之公司Antrix Investment Limited持有。

2. 該等股份由凌安海博士及陳慶棟先生均為股東之公司劍度股份有限公司持有。

3. 於二零零二年六月二十五日，Antrix與劍度訂立購股協議，以每股0.25港元向劍度認購350,000,000股股份，總代價87,500,000港元。於購股協議完成後，Antrix及其股東於本公司之股權將增加350,000,000股，而劍度及其股東於本公司之股權將減少350,000,000股。

除上文及下文「購股權」一詳所披露者外，以及除若干董事於二零零二年三月三十一日以信託形式代本集團持有附屬公司若干代理人股份外，本公司董事或彼等之聯繫人士概無於本公司或其任何附屬公司或聯營公司持有任何權益（定義見披露權益條例），亦無董事或彼等之配偶或18歲以下之子女於年內擁有任何認購本公司股份之權利或已行使任何該等權利。

購股權

本公司之購股權計劃（「計劃」）乃根據一九九三年八月九日通過之決議案採納，目的旨在為董事及合資格僱員提供激勵，並將於二零零三年八月八日屆滿。根據計劃，本公司董事會可向合資格僱員（包括本公司或其任何附屬公司之執行董事）授予購股權以認購本公司股份。

股本

年內本公司股本之變動詳情載於財務報表附註22。

董事

於本年度內及截至本報告刊發當日本公司之董事如下：

執行董事：

方　鏗先生
李國偉先生
凌安海博士　（於二零零一年四月二十六日獲委任）
林錦祥先生
黃錦華先生　（於二零零一年八月三十一日獲委任，為凌安海博士之替代董事）

非執行董事：

陳慶棟先生　（於二零零一年四月二十六日獲委任）

獨立非執行董事：

田北俊先生
朱知偉先生

根據本公司之公司細則第86(2)及第 87條之規定，朱知偉先生及林錦祥先生將會退任，惟彼等合資格膺選連任。

在即將舉行之股東週年大會上獲提名連任之董事，概無訂立任何不可於一年內由本集團終止而毋須賠償（法定賠償除外）之服務合約。

非執行董事須根據本公司公司細則之規定輪流退任。

董事會謹此提呈截至二零零二年三月三十一日止年度之年報及經審核財務報表。

主要業務

本公司乃一家投資控股公司。各主要附屬公司之業務載於財務報表附註14。

業績

本集團於截至二零零二年三月三十一日止年度之業績載於第14頁之綜合收益表。

儲備

年內本集團及本公司之儲備變動詳情載於財務報表附註24。

財務概要

本集團於過去五個財政年度之業績及資產與負債概要載於第44頁。

物業、廠房及設備

本集團於年內分別以約5,000,000港元及約9,500,000港元之價格買入其位於香港之土地及樓宇以及新廠房及機器。此外，本集團以約8,300,000港元之價格購置機器，有關機器於結算日仍在安裝中。

上述事項之詳情及年內本集團其他物業、廠房及設備之變動詳情載於財務報表附註12。

投資物業

年內，本集團將賬面值約2,400,000港元之土地及樓宇重新歸類為投資物業，並於年結日重新估值。重估產生虧絀約達1,100,000港元已於損益表中扣除。

年內本集團之投資物業變動詳情載於財務報表附註13。

流動資金及資本來源

由於二零零一年二月向劍度有限公司配發新股而接獲現金140,000,000港元，於二零零一年三月三十一日及二零零二年三月三十一日之銀行結餘及現金分別達167,000,000港元及176,000,000港元。本集團將盈餘存入銀行作短期定期存款。本集團將物色其他穩健之投資選擇，以期為本集團之盈餘基金締造更佳回報。

本集團之營運資金亦由262,000,000港元增至266,000,000港元。於二零零一年，為避免其中一種主要材料可能出現短缺，本集團遂增加存貨以應付緊急需要，於二零零一年三月三十一日之原料存貨由69,000,000港元增至81,000,000港元。年內，本集團逐步減少原料存貨。於二零零二年三月三十一日，原料存貨達51,000,000港元。

於二零零二年三月三十一日，本集團412,800,000港元之總資產乃以流動負債50,000,000港元及股東資金362,800,000港元支付。

貿易融資相關之銀行借款4,250,000港元並無以本集團任何資產抵押。於二零零二年三月三十一日，本集團並無任何重大匯率變動風險。

主要客戶及供應商

主要供應商及客戶應佔本集團採購及營業額百分比如下：

	二零零二年	二零零一年
向本集團最大供應商之採購百分比	12%	18%
向本集團五大供應商之採購百分比	48%	60%
本集團最大客戶所佔之營業額百分比	15%	14%
本集團五大客戶所佔之營業額百分比	36%	41%

由於本公司客戶不斷多元化，本集團五大客戶所佔之營業額百分比逐漸下降。

於二零零二年三月三十一日，概無董事、聯繫人士或就董事所知擁有本公司股本逾5%之股東於本集團五大客戶及／或五大供應商中擁有任何權益。

僱員及薪酬政策

於二零零二年三月三十一日，本集團共有員工5,589人，其中61人位於香港，5,528人位於中國。

本集團之僱員薪酬政策乃經參考市況及行業慣例制訂。此外，酌情花紅及其他個人表現獎勵乃按本集團之財務表現及個別員工之表現而發給。本集團提供之員工福利計劃包括強制性公積金計劃、購股權計劃及醫療保險。

前景

來年，本集團將繼續採取嚴格成本控制措施，改善客戶服務及分散客戶基礎，以提高市場佔有率。鑒於目前本集團之銷售大部分集中於香港及中國市場，因此本集團亦計劃拓展海外市場，例如南韓、台灣、日本及美國。

本集團將增購設備取代舊設備，以容許本集團生產高檔次TN及STN液晶體產品。本集團計劃於二零零二年第四季開始生產液晶體模組。

本集團亦將審慎物色其他可行方法，以便爭取更理想之流動資金回報。

鳴謝

本人謹此代表董事會，就全體員工於過去一年之辛勤工作及努力及股東一直以來之支持致以衷心謝意。

主席
方鏗

二零零二年七月二十六日



本人欣然提呈億都(國際控股)有限公司(「本公司」)及其附屬公司(統稱「本集團」)截至二零零二年三月三十一日止年度年報。

強制性無條件現金收購建議

誠如二零零二年六月二十七日之公佈,李國偉先生及本人控制之私人有限公司Antrix Investment Limited(「Antrix」)與劍度股份有限公司(「劍度」)於二零零二年六月二十五日訂立股份認購協議,按每股0.25港元向劍度認購350,000,000股本公司股份,總代價87,500,000港元。於股份認購協議完成後,Antrix於本公司之股權連同李國偉先生及本人於本公司之個人權益將由36.79%增加至70.33%。本公司於二零零二年七月十七日向其他股東提出強制性無條件現金收購建議,詳情載於二零零二年七月十七日寄發予 閣下之通函內。

劍度代表、凌安海博士、陳慶棟先生及黃錦華先生(凌安海博士之替代董事)將於二零零二年八月辭任本公司董事會。

財務狀況

本集團之財務狀況穩健,營運資金由二零零一年三月三十一日262,000,000港元增至二零零二年三月三十一日266,000,000港元。由於將存貨減至最低水平,儘管本集團投資27,000,000港元於物業、廠房及設備,惟銀行結餘及現金仍達176,000,000港元。於年結日,本集團之總負債僅50,000,000港元。

業務回顧

截至二零零二年三月三十一日止年度對本集團而言乃極具挑戰性之一年。液晶體顯示器市場持續疲弱,供應商紛紛割價以維持市場佔有率。儘管競爭激烈,本集團仍能在增加邊際盈利之情況下維持市場佔有率。此乃歸功於改善生產設施效率,成功削減生產成本,以及成功分散本集團之客戶來源所致。

年內,本集團亦結束蒙受虧損之電路版業務。儘管因此而須於溢利中扣除約2,800,000港元,本人仍相信有關決定符合本集團之長遠利益。

由於液晶體顯示器市場整體萎縮,截至二零零二年三月三十一日止年度之營業額下降2.0%至267,000,000港元。惟邊際溢利總額由12.1%增加至13.9%,而年內純利達6,500,000港元,較上一個年度5,800,000港元上升11.7%。

高層管理人員

雷萬笙，58歲，本集團之執行副總裁，負責液晶體顯示器（「LCD」）製造及新產品裝備之開發與裝設。彼於美國阿利桑那州立大學修讀機械工程及工商管理課程。彼擁有豐富之LCD業務經驗。

尹惠德，50歲，為億都液晶片有限公司之執行副總裁。彼在製造LCD產品方面具有逾25年經驗。尹先生持有台灣國立成功大學電機工程學位，後在英國Brunel University取得物理學碩士學位。彼具有英國物理學會特許物理學家資格。尹先生於一九八八年加入本集團。

梁子權，39歲，億都液晶片有限公司之執行副總裁。彼畢業於香港中文大學，主修會計學；並持有澳洲Monash University工商管理碩士學位。彼現時為澳洲執業會計師公會會員。彼於營運及財務管理方面具有豐富經驗。

林序宏，40歲，本集團之執行副總裁，負責廠方管理及市場拓展。彼於台灣LCD製造行業具有逾16年的經驗，於二零零二年加入本集團。

韓羽忠，45歲，負責東莞工廠LCD產品製造業務之總經理。彼在電子業累積逾22年經驗。韓先生於一九九零年加入本集團。

唐純，44歲，負責江門工廠LCD產品製造業務之總經理。彼於大學主修工業自動化，在製造LCD產品方面具有逾12年經驗。彼於一九九零年加入本集團。

馬奇珠，38歲，本集團之副總經理，負責行政及一般管理。馬女士於一九九七年加入本集團。

李正國，38歲，本集團江門業務副總經理，負責ITO透明導電玻璃之製造業務，畢業於華中理工大學電機工程專業，具有逾十一年真空鍍膜經驗，於一九九七年加入本集團。

賈秀娟，39歲，本集團之副總經理，負責東莞業務行政管理工作。彼在企業財務及行政人事管理方面擁有一定的經驗，具有中國會計師資格，畢業於廣東省社會科學院研究生班，主修經濟管理。賈小姐於一九九九年加入本集團。

李光民，34歲，本集團江門業務副總經理，負責後勤支援管理及資訊科技，具有逾10年電子行業經驗。李先生於二零零二年加入本集團。

執行董事

方鏗太平紳士，63歲，本集團之主席，持有麻省理工化學工程碩士學位。方先生現任肇豐針織有限公司主席及香港多間私人及上市公司董事之職。彼亦為香港生產力促進局主席。方先生於一九九五年八月加入本公司出任董事。

李國偉，44歲，本集團之行政總裁兼執行董事。彼畢業於香港大學，主修商業管理，於銀行及公司財務方面擁有豐富經驗。李先生亦為卓凌融資有限公司之董事，該公司從事管理顧問及直接投資。李先生於一九九五年十一月加入本集團。

凌安海博士，53歲，現為台灣生產彩色濾光片及其他光電產品的知名廠家劍度股份有限公司(「劍度」)董事長。彼獲得美國柏克萊加州大學材料科學博士，曾在半導體(美國AMD、Signetics)、電子材料(創辦Applied Material Technology, Inc., Tarsan Engineering)及CD-R (Xcitek總經理)等領域工作，並於過去20年來在中國大陸協助建立電子零件及石化等行業多個工廠，對產業投資方面，經驗豐富。

林錦祥，34歲，本集團之執行董事兼公司秘書，負責財務及採購。彼畢業於香港中文大學，主修會計。彼為香港會計師公會會員及英國公認會計師公會資深會員，擁有逾12年會計及核數經驗。林先生於一九九五年十月加入本集團。

黃錦華，44歲，凌安海博士之替代董事。黃先生有豐富會計及核數經驗，曾在會計師行及英資跨國公司任職高級職員。黃先生為香港執業會計師、香港會計師公會會員及香港秘書公會會員。

非執行董事

立法會議員田北俊太平紳士，GBS，55歲，持有San Jose State University化學工程碩士學位。田先生現任萬泰控股有限公司主席、Manhattan Garments Holdings Limited董事長及多間私人公司董事。田先生現為香港總商會之立法會代表，亦擔任自由黨主席及全國政協委員。田先生於一九九七年六月加入本公司出任非執行董事。

朱知偉，50歲，在電子業擁有逾30年經驗。朱先生於一九九八年八月加入本公司出任非執行董事。

陳慶棟，49歲，獲英國萊斯特大學企管碩士學位。在大學任教多年，使彼熟諳理論；而在電子產業，特別是半導體業多年掌管財務，更讓彼擁有珍貴的實務經驗。陳先生目前也擔任劍度股份有限公司財務長一職。

董事會

方　鏗太平紳士
李國偉先生
林錦祥先生
凌安海博士
田北俊太平紳士，GBS*
朱知偉先生*
陳慶棟先生*
黃錦華先生
（凌安海博士之替代董事）

* *非執行董事*

公司秘書

林錦祥先生

核數師

德勤•關黃陳方會計師行

註冊辦事處

Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

總辦事處及主要營業地點

香港
新界
葵涌
華星街2-6號
安達工業大廈
7樓

主要股份過戶登記處

The Bank of Bermuda Limited
6 Front Street
Hamilton HM11
Bermuda

股份過戶登記分處

秘書商業服務有限公司
香港
干諾道中111號
永安中心5樓

主要往來銀行

花旗銀行
香港
花園道3號
萬國寶通銀行中心
萬國寶通銀行大廈47樓

網址

www.yeebo.com.hk

目錄

億都（國際控股）有限公司

（[illegible]有限公司）



年報

2001/2002